Form 20-F
EARTHRAMP COM COMMUNICATIONS INC
filed 2000-07-28
CIK 1104273

FORM 20-F

                      US SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

          [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

           [  ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the fiscal year ended

                                       OR

          [   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 ( D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________

                        Commission file number 000-29277

                        EARTHRAMP.COM COMMUNICATIONS INC.
             (Exact name of Registrant as specified in its charter)

                            BRITISH COLUMBIA, CANADA
                 (Jurisdiction of incorporation or organization)

                          601 - 889 WEST PENDER STREET
                  VANCOUVER, BRITISH COLUMBIA, CANADA  V6C 3B2
                    (Address of principal executive offices)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities  registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of the close of the period covered by the annual report.

THERE WERE 9,252,342 COMMON SHARES, WITHOUT PAR VALUE, ISSUED AND OUTSTANDING AS OF JULY 21, 2000.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the
past  90  days.  YES [ ]   NO [X]

Indicate by check mark which financial statement item the Registrant has elected
to  follow.  ITEM  17  [X]   ITEM  18 [ ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed  by  a  court.  YES [ ]    NO [ ]

     TABLE  OF  CONTENTS
     -------------------

                                                                            PAGE
                                                                            ----
PART  1                                                                        1

     Item  1     Description  of  Business                                     1
     Item  2     Description  of  Property                                    22
     Item  3     Legal  Proceedings                                           22
     Item  4     Control  of  the  Company                                    22
     Item  5     Nature  of  Trading  Market                                  23
     Item  6     Exchange  Controls  and  Other  Limitations
                 Affecting  Security  Holders                                 24
     Item  7     Taxation                                                     25
     Item  8     Selected  Financial  Data                                    35
     Item  9     Management's  Discussion  and  Analysis  of
                 Financial  Condition  and  Results  of  Operations           37
     Item  9A    Quantitative  and  Qualitative  Disclosures  About
                 Market  Risk  (Not  Applicable)                              41
     Item  10    Directors  and  Officers                                     41
     Item  11    Compensation  of  Directors  and  Officers                   43
     Item  12    Options  to  Purchase  Securities                            45
     Item  13    Interest  of  Management  in  Certain  Transactions          46

PART  II

     Item  14     Description  of  Securities  to  be  Registered             47

PART  III

     Item  15     Defaults  Upon  Senior  Securities  (Not  Applicable)       49

     Item  16     Changes  in  Securities,  Changes  in  Security
                  for  Registered  Securities  and
                  Use  of  Proceeds  (Not  Applicable)                        49

PART  IV

     Item  17     Financial  Statements                                       49
     Item  18     Financial  Statements                                       49
     Item  19     Financial  Statements  &  Exhibits                          49

EXHIBITS                                                                      50

SIGNATURE                                                                     52

PART  I

ITEM  1          DESCRIPTION  OF  THE  BUSINESS

Introduction

Earthramp.com Communications Inc.'s (the "Company") primary business is the creation and distribution of proprietary consumer, financial and news information through the development of advanced Internet websites. The
Company's corporate offices are located at 601 - 889 West Pender Street, Vancouver, British Columbia, Canada V6C 3B2. The telephone number is (604) 331-1008 and the facsimile number is (604) 331-0932.

The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles. In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars. All references in this Registration Statement to "US$" refer to United States Dollars and all references to common shares refer to common shares in the capital of the Company.

Description  of  the  Company  and  its  Subsidiaries

The Company was incorporated under the laws of the Province of British Columbia on March 14, 1986 under the name "Dante Resources Ltd.". On July 16, 1987, the Company's name was changed to "Abac Resources Ltd." and then changed to "Quality Learning Systems (International) Inc." on December 29, 1992. On May 27, 1996, the Company's name was changed to "Carta Resources Ltd.". The Company's name was then changed to "Earthramp.com Communications Inc." on December 24, 1999. The Company is a reporting issuer under the securities laws of the province of British Columbia.

On December 2, 1987, the Company was registered as an Extra-Territorial Corporation to do business in the Yukon under the name "Abac Resources Ltd.". On June 28, 1999, the Company was registered as an Extra-Territorial Corporation in the Yukon under the name "Carta Resources Ltd.".

On December 29, 1992, the Company altered its authorized capital by consolidating all of the 10,000,000 common shares without par value into 2,000,000 common shares without par value, with every five (5) such common shares before consolidation being consolidated into one (1) common share. Also on December 29, 1992, the authorized capital of the Company was increased from 2,000,000 common shares without par value to 20,000,000 common shares without par value.

As  of  the  date  hereof,  the  Company has one wholly owned subsidiary, Quotes
Canada Financial Network, Ltd. ("Quotes Canada"). Quotes Canada was incorporated under the laws of British Columbia on August 5, 1998 and was acquired by the Company effective on November 5, 1999.

Company  History

From its incorporation in 1986 until November, 1999, the Company operated as a junior natural resource issuer listed on the Vancouver Stock Exchange and engaged in the exploration and development of mining claims located in Canada.

On October 30, 1995, the Company entered into an option agreement to acquire a 100% interest in a lithium property located in the Wekusko Lake area of the Province of Manitoba, Canada. The property consisted of twelve claims, covering an area of approximately eight square kilometres. The Company expended approximately $75,386 on the exploration and development of the property. On October 28, 1999, the Company decided it was no longer economically feasible to proceed further with the exploration and development of this property and all mining claims in connection with this property were written off, together with related deferred exploration expenditures.

On April 29, 1999, the Company entered into an option agreement (the "Option Agreement") to acquire a 100% interest in a property located in the Dawson Mining District of Yukon Territory, Canada (the "Ami Property"), which property consists of 42 mineral claims. The Company expended approximately $21,000 on the exploration and development of the Ami Property. On January 15, 2000, the Company decided it was no long economically feasible and did not proceed further with the exploration and development of the Ami Property and all mining claims in connection with this property were written off, together with related deferred exploration expenditures. By way of an Assignment Agreement, dated January 18, 2000, the Company assigned its rights under the Option Agreement to
H. Leo King and Associates Inc. in consideration of the payment of all future expenses in connection with the Ami Propery and the assumption of all of the Company's obligations under the Option Agreement. As a result of this agreement, the Company has no further interest or further obligations in connection with the Ami Property.

In connection with the Company's acquisition of Quotes Canada (as described below), the Company was required to seek approval from the Vancouver Stock Exchange (the "VSE") (the predecessor to the Canadian Venture Exchange (the
"CDNX")) because the acquisition constituted a change of business under the policies of the VSE. The VSE approved the change of business and the acquisition on November 5, 1999. The Company is presently engaged in the business of providing consumer, financial and news information via the internet. The Company changed its business because mining exploration would not enhance shareholder value.

Present  Operations  of  the  Company

Pursuant to a letter agreement dated June 1, 1999 (the "Acquisition Agreement") and the receipt of regulatory approval on November 5, 1999, the Company acquired a 100% interest in Quotes Canada in consideration of a total of $240,000, consisting of a cash payment of $50,000 and the issuance of 1,000,000 common shares in the capital of the Company at a fair value of $0.19 per share to Paul Dickson and Glen Dickson (each to receive 50% of the common shares) (the "Acquisition Shares"). A copy of the Acquisition Agreement is attached to this Registration Statement as an exhibit. On August 12, 1999, under the terms of the Acquisition Agreement, Paul Dickson and Glen Dickson were appointed to the Board of Directors of the Company. In addition, each has entered into employment agreements, effective December 1, 1999, which provide each a salary of $30,000 for 1999 and $42,000 for 2000 for a minimum two year period. Each of Paul Dickson and Glen Dickson are to receive incentive stock options, entitling each of them to purchase not less than 4% (or such lower percentage as may be accepted by Paul Dickson and Glen Dickson) of the issued and outstanding common shares of the Company at the minimum price permitted by the CDNX for a period of five years from November 5, 1999. As part of the Acquisition Agreement, Paul Dickson and Glen Dickson purchased, by way of private placement, 160,000 units (each unit consisting of one share and one share purchase warrant with a two year term) at $0.15 per unit for a total purchase price of $12,000 for each of Paul and Glen Dickson. For more details regarding the private placement, see Item 12 ("Options to Purchase Securities") of this Registration Statement. The Company has determined that the effective date of the acquisition was November 5, 1999.

Quotes Canada commenced services as an online Internet provider of real-time stock market quotes and other financial information from its website, www.quotescanada.com (the "Quotes Canada Website") in September, 1998. The Quotes Canada Website is accessible through the Company's website, www.earthramp.com (the "Company's Website") (collectively, the Quotes Canada Website and the Company's Website are referred to as the "Websites"). By December, 1998, users were able to access real-time stock quotes on the Quotes Canada Website at no charge. As a result, the single web server used by Quotes Canada became overloaded. At that time, Quotes Canada had only two employees, Glen Dickson and Paul Dickson, and due to lack of funding and insufficient advertising revenue, in January, 1999, Quotes Canada switched its originally free services to a pay-per-quote system, which reduced the number of subscribers, thereby allowing Quotes Canada to further develop their operations. Under the pay-per-quote system in place at that time, subscribers paid USD$0.03 per quote.

At present, the Company provides a variety of online integrated data streaming services through its Internet portal, the Quotes Canada Website, which has run successfully for over one and one-half years. Integrated data streaming services means that internet users can access data directly on the Company's Website without having to link to another website. Presently, those online integrated data streaming services include:

- RealTime Stock Quotes for companies listed on the Montreal, Toronto, Canadian Venture and Canadian Dealing Network Stock Exchanges.

-     Delayed  Stock  Quotes  for  both  Canadian  and  US  companies.

- RealTime / Delayed corporate press releases for Canadian stock and mutual fund companies.

- Historical financial data, including an extensive database of historical US and Canadian stock quotation information used to generate dynamic charts, and access to over 10 years of stock closing prices.

- Other financial information in connection with silver, gold, copper, aluminum and nickel prices, international currencies, natural gas, gas, oil and Brent Crude Oil prices, and major world indices (New York, Nikkei, Hong Kong, etc.) and emerging world market indices (Korean, Taiwan, Brazil, etc.).

- Dynamic Charts for presentation of historical stock price information. These charts can be customized and can create plots of all market data. Data can be plotted back as far as 15 years.

- Portfolio Tracking which enables users to maintain multiple portfolios for US and Canadian stocks and mutual funds, through the Company's proprietary software program call Portfolio Tracker. A new version of Portfolio Tracker is scheduled to be released during the Company's second quarter this year.

- A monthly newsletter containing Canadian and International market information.

- Links to weather reporting, telephone directories, horoscopes and other entertainment related websites.

- Links to Citizens Bank, with access to Citizens Bank's prime interest, exchange, mortgage, term deposit and RRSP rate information. In addition, several financial calculators are available, such as the currency exchange calculator, the loan payment calculator, the mortgage calculator, the net worth calculator, the term deposit calculator and the RRSP calculator. Users can also directly apply online for a Citizens Bank bank account, mortgage account, loan or Visa card on the Company's Website.

- Links to various auction, book, gift, sporting goods and other product related websites with a customized search engine allowing users to locate websites that sell particular products.

- Online travel reservation and quotation service. Presently, the Company's travel site is not linked to another site.

At this time, the Company is able to offer all of these services, with the exception of its real-time stock quotes, at no costs to users. On January 1, 1999, the Company started to charge a fee for access to its real-time stock quotes ($0.03 per quote). Quotes can be purchased in blocks of 100 ($3.00), 200 ($6.00), 300 ($9.00), 400 ($12.00) or 500 ($15.00).

The Company pays a minimum of $5,000 per month for electronic data feeds from financial data resellers linked to various stock exchanges, which fee may be increased depending on the volume of subscriber usage. Once this data is received by the Company, it can be interpreted, formatted and bundled for redistribution to its customers. The Company is able to provide and sell data to its four business subscribers in almost any format they require. At present, the Company charges its subscribers between $300 and $3,000 per month for this custom service, depending on the services and information required. In connection with this redistribution of data to its customers, the Company is able to provide advanced programming, for an additional fee, so that the particular customer can effectively utilize that data in any manner that the customer requires. The Company offers additional programming services involving in depth customization not available under the normal package of services such as design and website layout, and data module customization that focuses on the needs of the subscriber in its particular industry. This advanced programming service has always been available.

In addition, the Quotes Canada Website provides computer and software development services including custom server configuration, mission-critical application development, database design and implementation, advanced Cold Fusion, C++ and Java application development, high-traffic website hosting and administration and business to business consulting.

On November 4, 1999, the Company announced the initial launch of MoneyChallenge.Com (the "MoneyChallenge Website"), an online, interactive fantasy investment game (www.moneychallenge.com). Following the initial launch, the Company decided to upgrade the performance of the MoneyChallenge Website. The new code to implement the upgraded website has been completed, and following installation of the high speed data feed, the Money Challenge Website will be operational. The Company anticipates that the full launch of MoneyChallenge.Com will take place during August, 2000. The MoneyChallenge Website will offer users the chance to exercise their investing abilities by trading US stocks using $100,000 virtual dollars. The user with the highest net worth at the end of each month is eligible to win cash and prizes for various sponsors and advertisers. The Company intends to generate revenues from the MoneyChallenge Website through sponsorship, advertising and software licensing. In addition, MoneyChallenge.Com offers an online discussion forum, online investing tips and Frequently Asked Questions (FAQs). The MoneyChallenge Website is not available to the general public.

On January 24, 2000, the Company announced the launch of a new website, www.silentbrowser.com ("SilentBrowser.Com"), which will enable web users to protect their privacy online with anonymous web surfing. When users visit websites without the benefit of a product like SilentBrowser.Com, they risk dissemination of personal information (for example address, phone number, credit card number) and information about their web surfing habits. SilentBrowser.Com acts as a shield between the user and the sites he or she visits, concealing confidential and personal information. In addition, SilentBrowser.Com is able to block hostile Internet programs that may be embedded in web pages and which may damage the user's computer. At present, SilentBrowser.Com is available as a free service. The Company does anticipate that a user fee of $5 - $10 per month will be instituted by August, 2000 for its business clients who use the SilentBrowser website.

Presently, Quotes Canada does not host any retail merchandise directly through the Websites, but rather generate revenue through commissions from sales generated by links from the Websites to other retailers' websites. Quotes Canada does not intend to make these commissions a primary source of revenue. The Company anticipates that subscriptions for its services and advertisements on the Websites will generate the majority of its revenue.

The Quotes Canada Website offers a targeted advertising medium for small and medium-sized companies whose customers are interested in finance. Advertising banners and sponsorship buttons will be rotated regularly to appear on web pages hosted by Quotes Canada. Banners consist of a set size graphical image designed by the advertiser or Quotes Canada, which allows users to access the advertiser's website, products and services by clicking on the banner. All advertising on the Websites is currently arranged by ClickThrough.Ca. Advertising space can be purchased in the form of impressions or page views. Advertisers can check statistics on their advertisements 24 hours per day. The cost of an advertisement impression for advertisers ranges from $0.01 to $0.06 per impression or page view that the user visits on the Company's website.

Agreements

Quotes Canada has recently entered into agreements with other Internet content providers and data feed providers that either provide direct revenues from advertising, sponsorship, user fees, or commissions or indirect revenues deriving from a mutually beneficial marketing agreements in the form of co-branding that will attract internet users to the website of the Company. All the services described in the agreements below are presently provided on the Company's Website or being received from other parties except for the Vector Agreement. Under the agreements described below, the Company is required to make payments of $10,800 over the next 12 months. The Company presently does not have any barter elements in any of its agreements where revenue is or will be recognized. The ExactTrade.Com and ON24 Inc. agreements are examples of barter arrangements.

(a)     ClickThrough.Ca  Marketing  Agreement

On September 17, 1999, Quotes Canada entered into a one year agreement (with a one year renewal provision) with ClickThrough.Ca, a company specializing in online advertising. Pursuant to the agreement, ClickThrough.Ca will manage available advertising space on the Quotes Canada Website, by using their employees, software and computer servers to solicit, sell and deploy banner advertising on the ClickThrough website on behalf of the Company, thereby increasing Quotes Canada's advertising revenues while concurrently bringing new advertisers to the Quotes Canada Website. In consideration of its services, ClickThrough.Ca will retain between 40% and 50% of the advertising revenues that are generated from advertisements on the Quotes Canada Website. After 9 months from the date of this agreement, either party may terminate the agreement without reason upon 90 days notice. Furthermore, either party may terminate the agreement upon 60 days notice of a breach of the agreement.

(b)     ON24  Inc.  Marketing  Agreement

On July 1, 1999, Quotes Canada and ON24 Inc. ("ON24") entered into an agreement for a one year term. ON24 is streaming media services company that develops and distributes corporate news and information on the Internet. Under the agreement, Quotes Canada will provide ON24's syndicated newsfeed exclusively on the Quotes Canada Website. ON24's news content includes CEO interviews, quarterly earnings reports, company news, product launches and other related information targeted to online investors. In consideration for ON24's services, Quotes Canada must distribute ON24's news feed in a prime location on the Quotes Canada Website. The agreement with ON24 does not generate any direct revenues but it helps to promote the brand name of Quotes Canada. The agreement is subject to termination by either party upon 30 days notice of a breach of term of the agreement. In addition, ON24 has the right to terminate the agreement upon receiving notice of any arrangement that Quotes Canada has entered into with respect to providing media content for investors.

(c)     Citizens  Bank  of  Canada

On August 17, 1999, Quotes Canada entered into a Web Linking Agreement with Citizens Bank of Canada ("Citizens Bank'), an on-line banking company in Canada. Under the Web Linking Agreement, Quotes Canada will provide Citizens Bank with 20 minutes delayed financial data in the form of co-branded stock charts, stock and mutual fund quotes and historical stock quotation data. In this situation, co-branding means that the Company gets the name of Quotes Canada exposed on the site of Citizens Bank and Citizens Bank gets its name exposed on the Quotes Canada site. Citizens Bank will in turn provide Quotes Canada with on-line banking applications, mortgage rates, interest rates and other banking related information, as well as a number of financial calculators. Quotes Canada will derive revenues for each approved bank account application, Visa card application, loan application and mortgage application, in the form of fees payable by Citizens Bank as follows:

(i)     Approved  Account  Application:  $15

(ii) Approved and Funded Mortgage Application: 10 basis points of funds advanced pursuant to the Mortgage Application (a one-time payment, not a recurring fee)

(iii)     Approved  Visa  Application:  $15

(iv)     Approved  and  Funded  Loan  Application:  $15

Either party has the right to terminate the Web Linking Agreement upon five (5) days notice to the other party or upon a material breach of the Web Linking Agreement by either party.

(d)     InfoSpaceCanada.Com  Agreement

On August 31, 1999, Quotes Canada entered into an agreement with InfoSpaceCanada.Com ("InfoSpace") (the "Distribution Agreement"), a specialist in syndicating new, current event and other informative content through partners including Netscape, Lycos, the Wall Street Journal, Microsoft, CBS and ABC, among others. InfoSpace is an aggregator and integrator of such content services for syndication to a broad network of affiliates, including existing and emerging Internet portals, destination sites and suppliers of PCs and other Internet access devices, such as cellular phones and pagers. InfoSpace gathers content from multiple sources and integrates it to increase its value, thereby serving as a single source of value-added content. Pursuant to the Distribution Agreement, InfoSpace has granted Quotes Canada the right to include on the Quotes Canada Website links which enable "point and click" access to locations on the InfoSpace websites. In return, Quotes Canada has granted InfoSpace the right to include on the InfoSpace websites links which enable "point and click" access to locations of the Quotes Canada Website, the right to sell and serve banner advertising on its co-branded pages and the right to track the number of impressions. As a result, Quotes Canada will be in a position to offer a range of online information, including search directories, telephone directories, classified listings and real estate listings. Pursuant to the Distribution Agreement, and commencing October 1, 1999, Quotes Canada pays a monthly fee to InfoSpace in the amount of $500. The Distribution Agreement is for a term of three years with automatic one year renewal provisions. Under the Distribution Agreement, InfoSpace will remit to Quotes Canada 30% of advertising revenue received by Quotes Canada for banner advertising on the co-branded pages. Either party may terminate the agreement upon 90 days notice of a material breach of the agreement.

(e)     ExactTrade.Com  Marketing  Agreement

On  October  27,  1999,  Quotes  Canada  entered  into  an  agreement  with
ExactTrade.Com, an online Canadian brokerage service. ExactTrade.com is a Rampart Securities, Inc. company. Rampart is a full-service investment dealer based in Toronto, Ontario, Canada, with branch offices in Calgary, Alberta, Canada and Fredericton, New Brunswick, Canada, and structures and syndicates underwritings, private placements, joint ventures, mergers and acquisitions in various industries. Pursuant to the agreement, Quotes Canada will provide ExactTrade.Com with financial data in the form of stock quotes, stock charts, most active stocks, historical data and other related data services (the "Data"). In return, the only consideration received by the Company will be that on every page of ExactTrade.Com's website utilizing the Data, ExactTrade.Com will display a logo (supplied to it by Quotes Canada) hyperlinked to the Quotes Canada Website. The agreement is for a term of one year with automatic one year renewal terms unless one party provides 60 days written notice electing to end the agreement at the end of the most current term. The agreement with ExactTrade does not generate any direct revenues but may generate indirect revenue resulting from users going to the Quotes Canada website.

(f)     MostActives.Com  Marketing  Agreement

On November 23, 1999, the Company entered into a Co-Branding Agreement for a one year term with MostActives.Com, an online discount brokerage firm operated by the Benson York Group in New York. The Co-Branding Agreement will provide users of MostActives.Com with the MoneyChallenge.Com service, and the Company anticipates that the Co-Branding Agreement will increase the MoneyChallenge Website subscriber base, advertising revenues and sponsors. The MoneyChallenge Website will be accessible through the Company's Website and also accessible through the MostActive website. Either party may terminate the agreement upon 5 days notice of a material breach of a provision of the agreement.

(g)     Agreement  with  Internet  Gateway

Since June, 1999, the QuotesCanada.Com web server has been located at Internet Gateway, whose address is 8th Floor - 889 West Pender Street, Vancouver, BC. The agreement with Internet Gateway enables the Quotes Canada Website to access high speed Internet at affordable prices. Internet Gateway has a secure computer environment with air conditioning and alarmed premises. The Company uses the latest computer software and hardware technology to allow thousands of users to access the QuotesCanada.Com Website quickly, responsively and reliably. The Company pays a monthly fee of $400 to Internet Gateway for these services.

(h)     Vector  Agreement

On March 28, 2000, Quotes Canada entered into an agreement with Vector Insurance Network (Ontario) Limited to offer online insurance quotations on the QuotesCanada.Com Website. The Company will receive revenues in the form of a marketing fee of 1.25% of premiums written and settled for both new and renewal policies purchased by users of the Quotes Canada Website. The agreement may be terminated by Vector upon 90 days notice of its dissatisfaction with the profitability of the program, or by Quotes Canada upon 90 days notice of its dissatisfaction of Vector's services and prices. The term is for three years with automatic renewal of one year terms. The Vector site will be in operation in August 2000.

(i)     Global  Securities  Agreement

On May 23, 2000, the Company entered into an agreement with Global Securities Corp. whereby the Company will provide a package of financial data services to Global and Global will pay a fee of $750 per month to the Company. Global is a full-service brokerage firm providing online trading and real-time quotation services to its internet users. The term is for one year with automatic renewal of one year terms. Either party may terminate the agreement upon 5 days notice of a material breach of a provision of the agreement.

Intellectual  Property

The Company has applied for trademark protection in Canada and the United States for "EarthRamp.Com" and "Quotes Canada Financial Network Inc.". The Company has also made a trademark application for QuotesCanada.Com" in Canada only. In addition, the Company has secured the registration of the domain names "Earthramp.Com", "QuotesCanada.Com", "MoneyChallenge.com" and "SilentBrowser.Com" with Network Solutions, Inc. (Internet).

Employees

As of the date hereof, the Company currently employs 14 full-time employees consisting of 4 management staff members, 7 programmers and 3 administrators. In total, the Company currently pays approximately $736,000 in salaries to its employees on an annual basis.

Plan  of  Operation  for  the  Next  12  Months

Quotes Canada's current focus is the creation and distribution of proprietary finance-related software called Day Trader Pro Streamer ("Day Trader"), which will enable stock investors to easily access live, real-time, tick by tick quotations for North American equities. The Company anticipates that Day Trader will be available through the Quotes Canada Website during the second quarter of this year, at a subscription cost of approximately $20 per month. By August 1, 2000, Day Trader will be expanded to provide live news streamers to its subscribers at an additional cost of between $30 - $50 per month.

In addition, the Company anticipates that its US and Canadian stock and mutual fund discussion forum will be available on the Quotes Canada Website by the end of August, 2000. Subscribers will be able to download the application from the Quotes Canada Website at no cost. In order to raise revenue to support this discussion forum, the Company intends to sell advertising at the forum site.

The Company will be seeking and negotiating additional agreements such as advertising, sponsorship, co-branding, licensing, web linking and other marketing agreements with Internet content providers and data feed providers. Over the next two months, the Company intends to provide its clients with access to valuable content and to provide quotations for a broad range of consumer products and services, at an estimated cost of $500,000 for the next year. These products and services would include the following:

- Corporate Capsules database of over 8,500 publicly traded companies containing names, addresses, contacts, phone numbers and other information;

-     RealTime  US  stock  quotes;

-     Headline  news;

-     Financial  news  for  Canadian  and  US  companies;

-     Home,  life,  business  and automobile insurance quotations (US only); and

-     Automobile  purchase  quotations  (US  only).

The Company is constantly trying to improve the speed of access, site security, and the aesthetics of their Websites in terms of minor modifications.

Research  and  Development

Syndicated data is still in its infancy, and approximately 24 companies have been able to create data sources that are easily integrated into websites. The Company's research indicates that its competitors are still using primitive re-distribution methods. Many of the Company's competitors provide either no integration tools or tools that require an expert to use. The Company's methods of re-distribution use the latest in Internet software technologies to integrate data and receive little or no expert intervention. Complete automation of the Quotes Canada Website has been achieved through the development and implementation of software applications that read information from the data source and then re-format the data in a manner that makes it useful to end users. In January, 2000, the Company was licenced by the Canadian Exchange Group to obtain and re-distribute real-time stock quotes.

The Company recognized a need for quality financial tools, a market that sees continuous growth, and the Internet allows content providers such as QuotesCanada.Com the ability to distribute products and services to the public at a low cost.

The Company, through its subsidiary Quotes Canada, has researched and developed marketable products and services over the past year, and has expended approximately $80,000 in this regard. Although future research and development is dependent upon market direction, the Company anticipates that it will spend approximately $200,000 per year on research and development.

Acquisition  of  Equipment

The Company is currently assessing its equipment needs, and anticipates that it will purchase new computer equipment in the form of servers and workstations over the next 12 months. The Company expects to spend approximately $150,000 in upgrading its current equipment and purchasing new equipment.

Anticipated  Changes  in  Number  of  Employees

The Company is currently in the process of hiring graphic artists, computer programmers, marketing staff and sales staff. Over the next 12 months, the Company intends to increase staff to 25 employees from 14 with most of the new employees being hired as sales and marketing staff. The Company expects the total monthly cost of salaries to be $98,050.

Securities  and  Exchange  Commission's  Public  Reference

Any member of the public may read and copy any materials filed by the Company with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Forward  Looking  Statements

Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward looking statements include any projections or estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. The Company cautions the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements".

                                  RISK FACTORS

The common shares of the Company are considered speculative due to the nature of the Company's business and its present stage of development. Prospective investors should consider carefully the risk factors set out below.

Limited  Operating  History

Because the Company changed its operations to that of an Internet-based technology company in November, 1999, it has a limited operating history on which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets similar to those faced by the Company. Some of these risks and uncertainties relate to the Company's ability to:

-     attract  and  maintain  a  large  base  of  subscribers  for the Websites,

- develop and introduce desirable services and original content for its subscribers,

- establish and maintain agreements with content providers, affiliates and sponsors,

- establish and maintain agreements with advertisers and advertising agencies,

-     respond  effectively  to  competitive  and  technological  developments,

-     build  an  infrastructure  to  support  the  Company's  business,

-     provide  compelling  and  unique  content  to  Internet  users,

-     successfully  market  and  sell  advertising,

- effectively develop new and maintain existing agreements with advertisers, content providers, business customers and advertising agencies,

- continue to develop and upgrade the Company's technology and network infrastructure,

-     respond  to  competitive  developments,

- successfully introduce enhancements to the Company's existing products and services with a view to addressing new technologies and standards, and

-     attract,  retain  and  motivate  qualified  personnel.

The Company cannot be sure that it will be successful in addressing these risks and uncertainties and its failure to do so could have a materially adverse effect on its financial condition. In addition, the Company's operating results are dependent to a large degree upon factors outside the Company's control, including the availability of compelling information and content for the Websites and the continued use of the Internet as a source of financial, news and other information. There are no assurances that the Company will be successful in addressing these risks, and failure to do so may adversely affect the Company's business.

History  of  Losses

In the past the Company has incurred substantial net losses. For the year ended October 31, 1999, the Company incurred net losses of $185,112 and for the 6 months ended April 30, 2000 losses of $467,775. The Company also has an accumulated deficit of $2,061,713 as at April 30, 2000. The Company's ability to generate any revenues is uncertain. With respect to current and future product and service offerings, the Company expects to significantly increase its marketing and operating expenses in an effort to increase its customer base, enhance its brand image and support its infrastructure. In order for the Company to make a profit, it must generate revenue to cover these and other future costs. The Company may not generate such or any revenue on a quarterly or annual basis in the future.

The Company's short and long-term prospects depend upon its ability to attract both paying subscribers and advertisers to the Websites, to develop its existing agreements and to generate new ones with content providers. The Company has projected that a significant portion of its revenues will be generated from business-to-business subscriptions for the Websites (50%), business-to-consumer subscriptions (20%), online-based services (10%) and advertising/sponsorship (20%). The Company's success is highly dependent on future revenues from subscriptions, services and advertisements, and the Company may never generate significant revenues if it does not establish a sufficient subscriber base, brand image and advertising pool.

Need  for  Additional  Financing

Based on its current operating plan, the Company anticipates that it will require additional financing in order to finance its continued operations and to increase the promotion and marketing of its products and services.

The Company's ability to continue in business depends upon its continued ability to obtain such additional capital and financing. There can be no assurance that any such financing would be available upon terms and conditions acceptable to the Company, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could have a material adverse effect upon the Company. Although the Company believes that it can raise financing sufficient to meet its immediate needs, it will require funds to finance its development and marketing activities in the future. There can be no assurance that such funds will be available or available on terms satisfactory to the Company. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale back or eliminate its promotional and marketing campaign or its development programs. Inadequate funding also could impair the Company's ability to compete in the marketplace and could result in its dissolution.

Limited  Marketing  Experience

The Company has not incurred any significant advertising, sales or marketing expenses to date. To increase awareness of the Company's online products and services and its Website, the Company expects to spend significantly on advertising, sales and marketing in the future. If the

Company's marketing strategy is unsuccessful, it may not be able to recover these expenses or generate or increase its revenues from operations. The Company will be required to develop a marketing and sales campaign that will effectively demonstrate the advantages of its services and products. The Company's marketing and selling experience of its services and products to date is very limited. The Company may also elect to enter into agreements with third parties regarding the promotion or marketing of its products and services. There can be no assurance that the Company will be able to establish adequate sales and marketing capabilities, that it will be able to enter into marketing agreements with third parties on financially acceptable terms or that any third parties with whom it enters into such arrangements will be successful in marketing and promoting the Company's services and products.

Acceptance  of  the  Company,  its  Products  and  Services

The Company's success is dependent upon achieving significant market acceptance of the Websites and the online products and services offered by the Company, by Internet consumers, advertisers, affiliates, sponsors and content providers. It cannot guarantee that Internet consumers, advertisers, affiliates, sponsors and content providers will accept the Websites or the Company's products and services, or even the Internet, as a replacement for traditional sources of financial data, travel information, entertainment information, educational material, sports data and audio/video content. Market acceptance of real-time financial data, travel information, entertainment information, educational material, sports data and audio/video content depends upon continued growth in the use of the Internet generally and, in particular, as a source of financial data, travel information, entertainment information, educational material, sports data, URL databases and audio/video content for consumers. The Internet may not prove to be a viable channel for these services because of inadequate development of necessary infrastructure, such as reliable network backbones, or complimentary services, such as high-speed modems and security procedures, the implementation of competitive technologies, government regulation or other reasons. Failure to achieve and maintain market acceptance of the Websites and the Company's products and services would seriously harm the Company's business and its continued operations.

Acceptance of the Company and its products and services depends on the success of its advertising, promotional and marketing efforts and the ability to continue to provide high-quality information to its users of its products and services. To increase awareness of its products and services, the Company expects to spend $300,000 on promotion, marketing and advertising in the next 12 months. If these expenses fail to develop an awareness of the Company's products and services, these expenses may never be recovered and the Company may never be able to generate future revenues. In addition, even if awareness of its products and services increases, the Company may not be able to increase or maintain the number of users of the Websites, its products and services. The Company currently has an average of 40,000 registered users for its business-to-consumer subscription services and 8 business-to-business subscribers of whom 4 are paying a fee.

Reliance  upon  Technology  and  Computer  Systems

The markets in which the Company competes are characterized by rapidly changing technology, evolving technological standards in the industry, the creation of competing websites, frequent new products and service offerings and changing consumer demands. The Company's future success will depend on its ability to adapt to these changes and to continuously improve the performance, features and reliability of the Websites and its products and services in response to competitive services and products and the evolving demands of the marketplace, which it may not be able to do. Specifically, the Company's ability to continue its operations in the future will depend on its ability to:

-     provide  current  financial  data  and  news  in  a  timely  fashion,

- build and maintain a base of subscribers willing to pay for the Company's products and services,

-     build  a  sufficient  pool  of  advertisers,  and

-     develop  new  products  and  services  to  meet  consumer  demand.

In addition, the widespread adoption of new internet telecommunications technologies or other technological changes could require the Company to incur substantial expenditures to modify or adapt its services or infrastructure, which might impact its ability to become or remain profitable. Any failure by the Company to anticipate or respond rapidly to technological advances, new products and enhancements, or changes in customer requirements could have a material adverse effect on the Company.

The Quotes Canada Website, and eventually the Company's Website, once expanded, utilizes sophisticated and specialized network and computer technology. The Company anticipates that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain its competitiveness. Significant capital expenditures may be required to keep its technology up to date. Investments in technology and future investments in upgrades and enhancements to software for such technology may not necessarily maintain the Company's competitiveness. The Company's business is highly dependent upon its computer and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect upon the Company. If the Company cannot operate its website 24 hours a day seven days per week with limited interruptions, its business may be seriously harmed. The Company's Websites have been down 6 times, each no longer than 4 hours in duration and due to problems in receiving the data fees from outside sources. The Websites may be required to accommodate a high volume of traffic and deliver frequently updated information. It may experience slower response times or system failures due to increased traffic on the Websites or on the Internet. The Websites users and members depend on Internet service providers and other website operators for access to the Websites. These providers and operators have experienced significant outages in the past and there can be no assurance that such outages or other problems will not occur in the future. Any interruptions in the operation of the Websites however caused could have a material adverse effect upon the Company.

Services based on sophisticated software and computer systems often encounter developmental delays, and the underlying software may contain undetected errors that could cause system failures when introduced. Any system error or failure causing interruption in the availability of content or an increase in response time could result in a loss of potential or existing business services, users, advertisers or content providers, and if sustained or repeated, could reduce the attractiveness of the Websites to these individuals and entities. In addition, because the Company's advertising revenues will be directly linked to the number of advertisements delivered by the Company to users, system interruptions that result in the unavailability of or slow response times to the websites would reduce the number of advertisements delivered, thereby reducing revenues.

Conversely, a sudden, significant increase in traffic to the Websites could strain the capacity of the software, hardware and telecommunications systems utilized by the Company, possibly leading to slower response times or system failures. The Company's operations are dependent upon the receipt of timely feeds from the content providers, and any failure or delay in the transmission or receipt of the feeds could disrupt the Company's operations.

Response  to  Technological  Change  May  be  Inadequate

The Company's market is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. If the Company fails to respond rapidly to technological developments, its business may be adversely affected. The emerging character of these products and services and their rapid evolution will require the Company to:

1.     effectively  use  leading  technologies;

2.     continue  to  develop  its  technological  expertise;  and

3. enhance its current services and continue to improve the performance, features and reliability of its network infrastructure.

Substantial  Competition

The Company competes with companies such as Inktomi Corp. (www.inktomi.com) and iSyndicate, Inc. (www.isyndicate.com), who, like the Company, provide syndicated data and compete in the same market. The primary competitors of the Company include Bridge Systems, Star Data, ILX, MAW, SeP and Bloomberg. The Company competes with these and other numerous financial information providers.

Many of the Company's competitors are substantially larger than the Company and have significantly greater financial resources and marketing capabilities than the Company, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their products and services better, faster and/or cheaper than the Company. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition. In addition, there can be no assurance that the Company will be able to compete successfully against its present or future competitors.

The Company's ability to compete successfully will require it to develop and maintain technologically advanced products and services, attract and retain highly qualified personnel, obtain a significant customer base, whether alone or with third parties. There can be no assurance that the Company will achieve these objectives. Failure to do so would have a materially adverse effect on its business, operating results and financial condition. Furthermore, the Company's potential products and services, if successfully developed, will compete directly with other existing and subsequently developed products using competing technologies. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective and commercially desirable than those developed or marketed by the Company or that would render the Company's technology and products non-competitive. Failure of the Company's potential products to compete successfully with products using competing technologies will have a material adverse effect on the Company's business, operating results and financial condition.

Uncertain  Ability  to  Manage  Growth

The Company's ability to achieve its planned growth is dependent upon a number of factors including, but not limited to, its ability to hire, train and assimilate management and other employees, the adequacy of the Company's financial resources, the Company's ability to identify and efficiently provide and perform such new products and services as the Company's customers may require in the future and its ability to adapt its own systems to accommodate its expanded operations. In addition, there can be no assurance that the Company will be able to achieve its planned expansion or that it will be able to manage successfully such expanded operations. Failure to manage anticipated growth effectively and efficiently could have a material adverse effect on the Company.

Dependence  Upon  Key  Personnel

The Company considers that any of the Company's management team and other key personnel, including J.E. Charlesworth, Thomas Boychuk. Glen Dickson and Paul Dickson (the "Key Personnel"), are vital to the Company's continued operations. The loss of the services of any of the Key Personnel or other employees, for any reason, may have a materially adverse effect on the prospects of the Company. There can be no assurance in this regard, nor any assurance that the Company will be able to find a suitable replacement for such persons. Furthermore, the Company does not maintain "key man" life insurance on the lives of the Key Personnel or any other officers of the Company. To the extent that the services of any of the Key Personnel become unavailable, the Company will be required to retain other qualified persons; however, there can be no assurance that it will be able to employ qualified persons upon acceptable terms.

J.E. Charlesworth provides management services to the Company at a rate of $1,000 per month, pursuant to an oral agreement with the Company. Thomas Boychuk also provides the Company, and provides management services and investor relations services to the Company at a rate of $2,000 per month, pursuant to an oral agreement with the Company. The contracts with both Mr. Charlesworth and Mr. Boychuk are "month to month" and can be terminated by either party on one months' notice.

The Company's business is labour intensive and places significant importance on its ability to recruit and retain technical and professional personnel. The success of the Company is therefore dependent upon its ability to identify, hire and retain additional qualified personnel, for whose services the Company will be in competition with other prospective employers, many of which may have significantly greater resources than the Company. Additionally, demand for qualified personnel conversant with certain technologies is intense and may outstrip supply as new and additional skills are required to keep pace with evolving telecommunications technology. There can be no assurance that the Company will be able to hire and, if so, retain such additional qualified personnel. Failure to attract and retain such personnel could have a material adverse effect upon the Company.

"Penny  Stock"  Rules  May  Restrict  the  Market  for  the  Company's  Shares

The Company's common shares are subject to rules promulgated by the SEC relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell the Company's common shares and may affect the secondary market for the Company's common shares. These rules could also hamper the Company's ability to raise funds in the primary market for the Company's common shares.

Government  Regulation

Although there are few laws and regulations directly applicable to the Internet, it is likely that new laws and regulations will be adopted in the United States and elsewhere governing issues such as music licensing, broadcast license fees, copyrights, privacy, pricing, sales taxes and characteristics and quality of Internet services. It is possible that governments will enact legislation that may be applicable to the Company in areas such as content, network security, encryption and the use of key escrow, data and privacy protection, electronic authentication or "digital" signatures, illegal and harmful content, access charges and retransmission activities.

The adoption of restrictive laws or regulations could slow Internet growth or expose the Company to liability associated with content available on the Websites. The application of existing laws and regulations governing Internet issues such as property ownership, libel, defamation, content, taxation and personal privacy is also uncertain. The majority of such laws were adopted before the widespread use and commercialization of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease demand for the Websites and services, increase its cost of doing business or otherwise have a materially adverse effect on its success and continued operations. Laws and regulations may be adopted in the future that address Internet-related issues, including online content, user privacy, pricing and quality of products and services. The growing popularity and use of the Internet has burdened the existing telecommunications infrastructure in many areas, as a result of which local exchange carriers have petitioned the FCC to regulate Internet service providers in a manner similar to long distance telephone carriers and to impose access fees on the Internet service providers. The Company cannot guarantee that the United States, Canada or foreign nations will not adopt legislation aimed at protecting Internet users' privacy. Any such legislation could negatively affect the Company's business. Moreover, it may take years to determine the extent to which existing laws governing issues like property ownership, libel, negligence and personal privacy are applicable to the Internet.

Liability  for  Website  Information  and  Inadequate  Insurance  Coverage

The Company may be subjected to claims for negligence, copyright, patent, trademark, defamation, indecency and other legal theories based on the nature and content of the materials that it broadcasts. Such claims have been brought, and sometimes successfully litigated, against Internet content distributors. In addition, the Company could be exposed to liability with respect to the content or unauthorized duplication or broadcast of content. The Company's insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed. In addition, although the Company generally requires its content providers to indemnify it for such liability, such indemnification may be inadequate. Any imposition of liability that is not covered by insurance, is in excess of insurance coverage or is not covered by an indemnification by a content provider could adversely affect our business.

Limited  Protection  for  Intellectual  Property

While the Company is investigating the possibilities of patent, copyright and trademark registration and protection for its intellectual property, no such protection has yet been applied for (excepting the domain registration of the names "www.earthramp.com" and "www.quotescanada.com" and the application for trademark registration of the names Earthramp.com Communications Inc. and Quotes Canada Financial Network Ltd.) or granted. There is no assurance that such registration or protection will be available, and therefore the Company may have little or no protection for its intellectual property assets, comprising the main business assets of the Company.

The Company's financial data, business tools and consumer products and its other intellectual property are important to the Company's continued operations and success. The Company's efforts to protect this intellectual property may not be adequate. Unauthorized parties may infringe upon or misappropriate its financial data, business tools and consumer products or other proprietary information. In the future, litigation may be necessary to protect and enforce the Company's intellectual property rights or to determine the validity and scope of its intellectual property, which could be time consuming and costly. The Company could also be subject to intellectual property infringement claims as the numbers of competitors grows. These claims, even if not meritorious, could be expensive and divert the Company's attention from its continued operations. If the Company becomes liable to any third parties for such claims, it could be required to pay a substantial damage award or to develop comparable non-infringing intellectual property and systems.

Misappropriation  of  Intellectual  Property

The Company's actions to protect its trademarks and other proprietary rights may be inadequate. In addition, it is possible that the Company could become subject to infringement actions based upon content it may license from third parties. Any of these claims, with or without merit, could subject the Company to costly litigation and the diversion of its financial resources and technical and management personnel. Further, if such claims are successful, the Company may be required to change its trademarks, alter the content of its websites and pay financial damages. Despite the Company's efforts to protect its proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use the Company's solutions or technologies.

If third parties prepare and file applications in the United States that claim trademarks used or registered by the Company, it may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs. An adverse outcome in litigation or privity proceedings could require the Company to license disputed rights from third parties or to cease using such rights. Any litigation regarding the Company's proprietary rights could be costly and divert its attention, result in the loss of certain of its proprietary rights, require the Company to seek licenses from third parties and prevent it from selling its services, any one of which could adversely affect the Company's business.

Misappropriation  of  Proprietary  Rights

The Company may not be able to prevent misappropriation of its proprietary information and that agreements entered into for that purpose may not be enforceable. It might be possible for a third party to copy or otherwise obtain and use the Company's proprietary information without authorization. The laws of some countries may afford the Company little or no effective protection of its intellectual property.

Insider  Control  of  Common  Stock

As of June 9, 2000, directors and executive officers beneficially owned approximately 46% of the outstanding Common Shares. As a result, these shareholders, if they act as a group, will have a significant influence on all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such control may have the effect of delaying or preventing a change in control.

Dependence  Upon  New  and  Continued  Agreements  with  Content  Providers

At present, the Company has a limited number of agreements with content providers, sponsors and affiliates. The Company's success depends significantly on its ability to maintain these existing agreements and to build new ones with other content providers, sponsors and affiliates. The Company cannot ensure that it will be able to maintain such agreements and continue to obtain the necessary content.

The Company's future success depends upon its ability to deliver compelling content over via the Websites. The Company relies on third party content providers for compelling and entertaining content. The Company's ability to maintain and build agreements with content providers, affiliates and sponsors is critical to its success. The Company's agreements with third party content providers, sponsors and affiliates may not be renewed or may be terminated prior to the expiration of their terms if the Company does not fulfil its contractual obligations. The Company's inability to secure licenses from content providers or performance rights or the termination of any number of content provider agreements would decrease the availability of content that it can offer users. Such inability or termination may result in decreased traffic on the Websites and, as a result, decreased advertising revenue, which could adversely affect the Company's business.

The Company's agreements with all content providers are nonexclusive, and many of its competitors offer, or could offer, content that is similar to or the same as that obtained by the Company from such nonexclusive content providers. Such direct competition could adversely affect the Company's business.

Possible  Volatility  of  Share  Prices

The trading price of the Company's Common Shares has been and may continue to be subject to wide fluctuations. The stock market in general, and the market for Internet-related and technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect price earnings ratios substantially above historical levels. There can be no assurance that these trading prices and price earnings ratios will be sustained. These broad market and industry factors may adversely affect the market price of the common shares, regardless of the Company's operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for the Company and a diversion of management's attention and resources.

Limited  Liability  of  Directors,  Officers  and  Others

The Company's articles contain provisions limiting the liability of officers and directors of the Company for all acts, receipts, neglects or defaults of themselves and all other officers or directors of the Company or for any other loss, damage or expense happening to the Company which shall happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against officers and directors of the Company and may discourage or deter the Company's shareholders from suing officers and directors of the Company based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Future  Dilution

The Company's constating documents authorize the issuance of 20,000,000 common shares. In the event the Company is required to issue additional common shares or determines to enter into private placements to raise financing through the sale of equity securities, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company does issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of control of the Company. Moreover, the Company may seek authorization to increase the number of its authorized shares.

Anti-Takeover  Provisions

At the present time, the Company's Board of Directors has not adopted any shareholder rights plan or any anti-takeover provisions in its Articles. Without any anti-takeover provisions, there is no deterrent for a take-over of the Company, which may result in a change of management and directors of the Company.

ITEM  2     DESCRIPTION  OF  PROPERTY

The Company's executive office is located at Suite 601 - 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 (the "Premises"). Through its wholly owned subsidiary, Quotes Canada, the Company has entered into a lease agreement to lease the Premises, which is approximately 2414 square feet in size, at a base rent of $26,544 per year (monthly instalments of $2,212), plus the Company's proportionate share of building and office operating costs and municipal tax costs. The lease is scheduled to commence on April 1, 2000 for a three year term ending March 31, 2003; however, the Company took possession of the Premises on January 17, 2000 on a rent-free basis until April 1, 2000. The Premises will house all of the Company's executive and administrative offices.

ITEM  3     LEGAL  PROCEEDINGS

There are no pending legal proceedings to which the Company or its subsidiary is a party or of which any of their respective property is the subject. There are no legal proceedings to which any director, officer or affiliate of the Company or its subsidiary, or any associate of any such director, officer or affiliate of the Company or its subsidiary is a party or has a material interest adverse to the Company or its subsidiaries.

ITEM  4     CONTROL  OF  THE  COMPANY

To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

To the best of the Company's knowledge, other than those persons listed below, no person beneficially owns more than 10% of any class of the Company's voting securities. There were 9,252,342 common shares issued and outstanding as of July 21, 2000. The following table sets forth, as of the date hereof: (1) persons known to the Company to be the owner of more than ten (10%) of the Company's common shares; and (2) the total amount of Company's common shares beneficially owned by the officers and directors of the Company as a group.




NAME                    IDENTITY OF PERSON
                             OR GROUP       AMOUNT OWNED (2)  PERCENT OF CLASS (1)
                        ------------------  ----------------  --------------------

Paul Edward Dickson. .     10% shareholder         1,022,500                 11.1%
                        ------------------  ----------------  --------------------
Glen Alexander Dickson     10% shareholder         1,022,500                 11.1%
                        ------------------  ----------------  --------------------
Thomas J. Boychuk. . .     10% shareholder           955,323                 10.3%
                        ------------------  ----------------  --------------------
Kurt Marty . . . . . .     10% shareholder         1,270,000                 13.8%
                        ------------------  ----------------  --------------------
Rhein Investors AG . .     10% shareholder         1,000,000                 10.8%
                        ------------------  ----------------  --------------------
Officers and Directors  N/A                        4,270,823                 46.2%
----------------------  ------------------  ----------------  --------------------

     (1) There were 9,252,342 common shares issued and outstanding as of July 21, 2000.

     (2) The Company believes that all persons hold legal title and has no knowledge of actual ownership.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in the control of the Company.

ITEM  5     NATURE  OF  TRADING  MARKET

The Company's common shares trade on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange ("CDNX"). The Company's symbol is ERA and its CUSIP number is 27032X102. The Company's registrar and transfer agent is Pacific Corporate Trust, Suite 830 - 625 Howe Street, Vancouver, British Columbia, Canada (telephone (604) 689-9853, facsimile (604) 689-8144).

The  Company  has  no  established  trading  market  in  the  United  States.

The high and low trades on the CDNX (formerly the VSE) for the periods referenced below were as follows:





QUARTER ENDED      HIGH    LOW    VOLUME
-----------------  -----  -----  ---------

April 30, 1997. .  $0.55  $0.24    397,167
                   -----  -----  ---------
July 31, 1997 . .  $0.45  $0.13    360,701
                   -----  -----  ---------
October 31, 1997.  $0.20  $0.14     77,100
                   -----  -----  ---------
January 31, 1998.  $0.16  $0.11    122,000
                   -----  -----  ---------
April 30, 1998. .  $0.20  $0.11     62,400
                   -----  -----  ---------


July 31, 1998 . .  $0.15  $0.11     38,100
                   -----  -----  ---------
October 31, 1998.  $0.06  $0.04     11,295
                   -----  -----  ---------
January 31, 1999.  $0.08  $0.05     26,700
                   -----  -----  ---------
April 30, 1999. .  $0.12  $0.04     30,800
                   -----  -----  ---------
July 31, 1999 . .  $0.50  $0.15    434,750
                   -----  -----  ---------
October 31, 1999.  $0.80  $0.21  3,117,450
                   -----  -----  ---------
December 31, 1999  $0.80  $0.35  1,054,500
                   -----  -----  ---------
March 31, 2000. .  $4.99  $0.55  3,918,397
                   -----  -----  ---------
June 30, 2000 . .  $2.95  $1.80    906,520
-----------------  -----  -----  ---------

As of July 21, 2000, the closing price of the Company's common shares on the CDNX was $2.10.

As of June 9, 2000, the registrar and transfer agent for the Company reported that there were 9,232,342 common shares issued and outstanding. Of those common shares issued and outstanding, 7,531,087 common shares were registered to Canadian residents (34 shareholders), 62,255 common shares were registered to residents of the United States (4 shareholders) and 1,639,000 common shares were registered to residents of other foreign countries (3 shareholders).

ITEM  6     EXCHANGE  CONTROLS  AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of the Company's common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "ITEM 7 - TAXATION".

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by the charter of the Company or other constituent documents of the Company on the right of foreigners to hold or vote common shares or other securities of the Company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in common shares of the Company by a non-Canadian (other than an "American" as defined in the Investment Canada Act) would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the outstanding common shares of the Company (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the outstanding common shares of the Company) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company's common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

     1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     2. acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

     3. acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in the Company's common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $192 million for the year 2000.

ITEM  7          TAXATION

CANADIAN  FEDERAL  INCOME  TAXATION

The Company considers that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of common shares of the Company who at all material times deals at arm's length with the Company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a "non-resident holder"). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the "ITA") and regulations thereunder.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of Revenue Canada. This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

THIS SUMMARY DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO THE COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

DIVIDENDS

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as the Company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the Company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of the Company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. The Company will be required to withhold any such tax from the dividend and remit the tax directly to Revenue Canada for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)     the  holder  is  a  U.S.  LLC  which  is  not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

CAPITAL  GAINS

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of the Company unless the share represents "taxable Canadian property" to the holder thereof. The Common shares of the Company will be considered taxable Canadian property to a non-resident holder only if-.

(a)     the  non-resident  holder;

(b) persons with whom the non-resident holder did not deal at arm's length-or

(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(c)     the  holder  is  a  U.S.  LLC  which  is  not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to three quarters of the capital gain.

UNITED  STATES  FEDERAL  INCOME  TAXATION

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of common shares of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

THE DISCUSSION BELOW DOES NOT ADDRESS POTENTIAL TAX EFFECTS RELEVANT TO THE COMPANY OR THOSE TAX CONSIDERATIONS THAT DEPEND UPON CIRCUMSTANCES SPECIFIC TO EACH INVESTOR. IN

ADDITION, THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR INVESTORS SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN U.S. FEDERAL INCOME TAX LAWS, SUCH AS, DEALERS IN SECURITIES, TAX-EXEMPT ENTITIES, BANKS, INSURANCE COMPANIES AND NON-U.S. HOLDERS. PURCHASERS OF THE COMMON STOCK SHOULD THEREFORE SATISFY THEMSELVES AS TO THE OVERALL TAX CONSEQUENCES OF THEIR OWNERSHIP OF THE COMMON STOCK, INCLUDING THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES THEREOF (WHICH ARE NOT REVIEWED HEREIN), AND SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

U.S.  HOLDERS

As used herein, a "U.S. Holder" includes a beneficial holder of common shares of the Company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if either a US court is able to exercise primary supervision over the administration of the trust or one or more US persons have the authority to control all substantial decisions of the trust, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of the common shares of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

DIVIDEND  DISTRIBUTION  ON  SHARES  OF  THE  COMPANY

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of the Company and thereafter as gain from the sale or exchange of the common shares of the Company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.
In general, dividends paid on the common shares of the Company will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

FOREIGN  TAX  CREDIT

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of the common shares of the Company may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of the voting stock of the Company is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of the Company related to dividends received or Subpart F income received from the Company. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of the common shares of the Company should consult their own tax advisors regarding their individual circumstances.

DISPOSITION  OF  COMMON  SHARES

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of the common shares of the Company will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of the common shares of the Company may, under certain circumstances, be treated as ordinary income, if the Company were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between
(i) the amount realized on the sale and (ii) his tax basis in the common shares of the Company. U.S. Holders who are individuals may offset up to $3,000 of ordinary income per year ($1,500 for married individuals filing separately) and may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the year in which such losses are realized.

A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

OTHER  CONSIDERATIONS  FOR  U.S.  HOLDERS

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Management of the Company is of the opinion that there is little, if not, any likelihood of the Company being deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

FOREIGN  PERSONAL  HOLDING  COMPANY

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Registrant's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Registrant's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Registrant would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares of the Registrant would be required to include in income for such year their allocable portion of the Registrant's passive income which would have been treated as a dividend had that passive income actually been distributed.

FOREIGN  INVESTMENT  COMPANY

If 50% or more of the combined voting power or total value of the Registrant's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Registrant is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Registrant might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Registrant to be treated as ordinary income rather than capital gains.

PASSIVE  FOREIGN  INVESTMENT  COMPANY

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Registrant's qualifies as a PFIC on his pro-rata share of the Registrant's
(i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the Registrant taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of the Registrant's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Registrant's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Registrant is a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, the Registrant qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if the Registrant is a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if the Registrant no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by the Registrant. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Registrant during such U.S. Holder's holding period and beginning after January , 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If the Registrant is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then the Registrant will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Registrant is a PFIC and the U.S. Holder holds shares of the Registrant) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while the Registrant is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Registrant. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

MARK-TO-MARKET  ELECTION  FOR  PFIC  STOCK UNDER THE TAXPAYER RELIEF ACT OF 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

CONTROLLED  FOREIGN  CORPORATION  STATUS

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Registrant is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of the Registrant, the Registrant would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of the Registrant and the Registrant's earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if the Registrant is considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of the Registrant by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Registrant attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because the Registrant may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

ELIMINATION  OF  OVERLAP  BETWEEN  SUBPART  F  RULES  AND  PFIC  PROVISIONS

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if the Registrant were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or the Registrant is no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Registrant as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

ITEM  8     SELECTED  FINANCIAL  DATA

The selected consolidated financial data presented below for the five year period ended October 31 is derived from the Company's consolidated financial statements which were examined by the Company's independent auditor. The information set forth below should be read in conjunction with the Consolidated Financial Statements of the Company (including related notes thereto) and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The data is presented in Canadian dollars.

Comparability  of  Selected  Financial  Data:

In 1996, the Company acquired certain mineral properties which were explored in 1997 and 1998. In 1999, the Company re-evaluated its properties and decided to abandon most of the said properties. Also in 1999, management pursued a change in business for the Company and subsequent to October 31, 1999, the Company purchased an e-commerce business.



                                SELECTED CONSOLIDATED FINANCIAL DATA(1)(2)
                                ------------------------------------
                                       (STATED IN CANADIAN DOLLARS)

                                       FISCAL YEAR ENDED OCTOBER 31
                                       ----------------------------


                                           6 MONTHS
                                              ENDED
CANADIAN GAAP                           APR. 30/2000     1999       1998      1997       1996    1995(3)
--------------------------------------  -------------  ---------  --------  ---------  --------  --------

Revenue. . . . . . . . . . . . . . . .        33,052         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Direct Costs . . . . . . . . . . . . .            --         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Operating Expenses . . . . . . . . . .        19,022         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Administrative Expenses. . . . . . . .       414,161     76,184    26,660     56,797    90,558    29,534
                                        -------------  ---------  --------  ---------  --------  --------
Amortization and Asset Write-down. . .        42,114         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Income (Loss) From Operations. . . . .      (442,245)   (76,184)  (26,660)   (56,797)  (90,558)  (29,500)
                                        -------------  ---------  --------  ---------  --------  --------
Other Income . . . . . . . . . . . . .         4,715      3,064     4,049      1,270     9,885        --
                                        -------------  ---------  --------  ---------  --------  --------
Net Loss from Continuing Operations. .      (437,529)   (73,120)  (22,611)   (55,527)       --        --
                                        -------------  ---------  --------  ---------  --------  --------
Net Loss from Discontinued Operations.       (30,246)  (111,982)  (28,358)    (2,315)       --        --
                                        -------------  ---------  --------  ---------  --------  --------
Net Income (Loss). . . . . . . . . . .      (467,775)  (185,112)  (50,969)   (57,842)  (80,673)  (29,534)
                                        -------------  ---------  --------  ---------  --------  --------
Income (Loss) per Common Share . . . .         (0.06)     (0.05)    (0.01)     (0.02)    (0.06)    (0.02)
                                        -------------  ---------  --------  ---------  --------  --------
Total Assets . . . . . . . . . . . . .       914,029    614,059   206,241    258,182    21,483    11,082
                                        -------------  ---------  --------  ---------  --------  --------
Long-Term Debt . . . . . . . . . . . .            --         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Cash Dividends per Common Share. . . .            --         --        --         --        --        --
--------------------------------------  -------------  ---------  --------  ---------  --------  --------


                                           6 MONTHS
                                              ENDED
U.S. GAAP. . . . . . . . . . . . . . .  APR. 30/2000       1999      1998       1997      1996      1995
--------------------------------------  -------------  ---------  --------  ---------  --------  --------
Revenue. . . . . . . . . . . . . . . .        33,052         --        --         --        --        --
--------------------------------------  -------------  ---------  --------  ---------  --------  --------
Direct Costs . . . . . . . . . . . . .            --         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Operating Expenses . . . . . . . . . .        19,022         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Administrative Expenses. . . . . . . .       890,660     88,280    26,660     56,797    90,558    29,534
                                        -------------  ---------  --------  ---------  --------  --------
Amortization . . . . . . . . . . . . .        42,114         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Income (Loss) From Operations. . . . .      (918,744)   (88,280)  (26,660)   (56,797)  (90,558)  (29,534)
                                        -------------  ---------  --------  ---------  --------  --------
Other Income . . . . . . . . . . . . .         4,715      3,064     4,049      1,270     9,885        --
                                        -------------  ---------  --------  ---------  --------  --------
Net Loss from Continuing Operations. .      (914,029)   (85,216)  (22,511)   (55,527)  (80,673)  (29,534)
                                        -------------  ---------  --------  ---------  --------  --------
Net Loss from Discontinued Operations.       (10,065)   (57,587)  (36,992)   (66,267)   (4,061)       --
                                        -------------  ---------  --------  ---------  --------  --------
Net Income (Loss) for the year . . . .      (924,094)  (142,803)  (59,503)  (119,833)  (84,734)  (29,534)
                                        -------------  ---------  --------  ---------  --------  --------
Income (Loss) per Common Share . . . .         (0.15)     (0.04)    (0.02)     (0.06)    (0.13)    (0.02)
                                        -------------  ---------  --------  ---------  --------  --------
Total Assets . . . . . . . . . . . . .       914,029    593,878   131,655    192,130    17,422    11,082
                                        -------------  ---------  --------  ---------  --------  --------
Long-Term Debt . . . . . . . . . . . .            --         --        --         --        --        --
                                        -------------  ---------  --------  ---------  --------  --------
Cash Dividends per Common Share. . . .            --         --        --         --        --        --
--------------------------------------  -------------  ---------  --------  ---------  --------  --------

1.     See ITEM 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations
and  ITEM  9  -  United  States  Generally  Accepted  Accounting  Principles  Reconciliation.

2.     A  reconciliation  to  U.S.  GAAP  for  1999,  1998 and 1997 is included in Note 12 to the Audited
Consolidated  Financial Statements. Significant differences include accounting for mineral properties and compensation  expense  related  to  escrow  shares.

3.     As  at  October  31,  1995,  and  for the nine months ended October 31, 1995.  In fiscal 1995, the
Company  changed  its  year  end  from  January  31  to  October  31.


Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. For the past fiscal years ended October 31 and the interim period ended December 31, 1999, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):




YEAR  AVERAGE     LOW-HIGH                   YEAR END/PERIOD END
----  --------  -------------------------   --------------------

1995  $  1.373    Low $1.346, High $1.413   $              1.369
      --------  -------------------------   --------------------
1996  $  1.364    Low $1.338, High $1.375   $              1.362
      --------  -------------------------   --------------------


1997  $  1.385    Low $1.349, High $1.427   $              1.427
      --------  -------------------------   --------------------
1998  $  1.484    Low $1.417, High $1.543   $              1.543
      --------  -------------------------   --------------------
1999  $  1.486    Low $1.461, High $1.519   $              1.472
----  --------  -------------------------   --------------------

The  Company  has  not  issued  any  dividends  in  the  past five fiscal years.

ITEM 9 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(ALL  NUMBERS  IN  CANADIAN  DOLLARS  UNLESS  OTHERWISE  STATED)

Results  from  Operations

Six  months  ended  April  30,  2000
------------------------------------

The Company acquired 100% of the outstanding shares of Quotes Canada Financial Network Ltd. with an effective date of November 5, 1999. The assets and business of Quotes Canada will remain in the subsidiary operating company and not be transferred to the Company.

The Company incurred a loss for the six months ended April 30, 2000 of $467,775 or $0.07 per share compared to a loss of $8,681 or $0.01 per share for the six months ended April 30, 1999. The increase in the loss is due to the following factors:

- an increase in the write-down of mineral properties which is included in discontinued operations from nil to $30,246 as the Company abandoned its remaining mineral properties in the first quarter of 2000 in order to concentrate on the Quotes Canada acquired operations;

- an increase in depreciation and amortization by $42,114 which is included in discontinued operations as the Company depreciates the equipment acquired on acquisition of Quotes Canada and additional purchases during the quarter for total depreciation of $17,064 and $25,050 in amortization of the goodwill recorded on the acquisition of Quotes Canada;

- an increase in consulting expenses, and salaries and benefits of $199,353 as the Company paid its programmers, graphic artists, marketing and sales staff relating to the Quotes Canada acquired business;

- an increase in professional fees by $51,231, regulatory fees by $3,617 and transfer agent fees by $3,399 as the Company increased its regulatory activities by issuing shares for private placements, obtained legal and accounting advice relating to filing a registration statement with the Securities and Exchange Commission and advice on other corporate matters;

- an increase in advertising and promotion and travel and accommodation by $99,002 due to activities relating to the acquired business of Quotes Canada;

- an increase in general office costs such as rent, telephone and other sundry office expenses by $47,605 due to activities relating to the acquired business of Quotes Canada; and

- somewhat offsetting these costs increases was revenue of $33,052 received for the Company's integrated data streamlining services.

During the six months ended April 30, 2000, the Company continued to develop and refine its integrated data streamlining services. Significant expenses were incurred to develop and market the Company's services. In addition, the Company also focused on obtaining financing which will be required to fund future expenses as the Company is still in process of developing and marketing its services.

Cash flow from operations for the six months ended April 30, 2000 was a cash outflow of $420,703 compared to a cash inflow of $2,621 for the six months ended April 30, 1999. The increase in the cash outflow is due to the increase in cash expenses as discussed above.

Year  ended  October  31,  1999  compared  to  the  Year  ended October 31, 1998
--------------------------------------------------------------------------------

The Company continued its program of exploring its current mineral properties and searching for potential acquisitions of mineral properties or other viable businesses. The Company incurred a loss for the year of $185,112 or $0.05 per share compared to a loss of $50,969 or $0.01 per share in 1998. The increase in the loss is due to the following:

- an increase in the write-down of mineral properties from $3,496 to $111,886 as the Company abandoned exploration and development of its Yukon mineral property; and

- an increase in professional fees from $7,368 in 1998 to $48,488 in 1999 and regulatory fees from $2,600 in 1998 to $8,876 in 1999 related to certain acquisition negotiations including the acquisition of Quotes Canada Financial Network Ltd. ("Quotes Canada") which closed subsequent to year end.

Cash flow from operations in 1999 was an outflow of $62,360 which is consistent with 1998's cash outflow of $60,250. The cash outflow for 1999 consists primarily of administration expenses paid during the year.

Year  ended  October  31,  1998  compared  to  the  Year  ended October 31, 1997
--------------------------------------------------------------------------------

The Company incurred a loss for the year of $50,969 or $0.01 per share compared to a loss of $57,842 or $0.02 per share in 1997. The decrease in the loss is due to the following:

- an increase in the exploration costs from $2,315 to $24,862 increased the loss as the Company increased activity relating to its Manitoba property; and

- an decrease in professional fees from $36,566 to $7,368 decreased the loss as the Company did not require the use of professional services in 1998 to the same extent as 1997. In 1997, the Company incurred legal fees relating to the settlement of accounts payable through the issuance of shares and relating to the acquisition of mineral properties.

Cash flow from operations in 1998 was an outflow of $60,250 which is substantially lower than 1997's cash outflow of $231,150, due primarily to the payment of significant current liabilities in 1997. The cash outflow for 1998 consists primarily of administration expenses and exploration expenses paid during the year.

Year  ended  October  31,  1997  compared  to  the  Year  ended October 31, 1996
--------------------------------------------------------------------------------

The Company incurred a loss for the year of $57,842 or $0.02 per share compared to a loss of $80,673 or $0.06 per share in 1996. The decrease in the loss is due to the following:

- an increase in the travel and accommodation from nil in 1996 to $6,081 in 1997 due to travel to the Yukon and Manitoba to consider investments in mineral properties and, office costs from $4,180 in 1996 to $7,066 due to increased activity levels requiring more supplies and other expenses in 1997, increased the loss; and

- an decrease in professional fees from $66,690 to $36,566 decreased the loss as the Company did not require the use of professional services in 1997 to the same extent as 1996.

Cash flow from operations in 1997 was an outflow of $231,150 which is substantially higher than 1996's cash outflow of $27,608, due primarily to the payment of significant current liabilities in 1997. The cash outflow consists of administrative expenses paid during the year relating to 1997 activities plus prior year administrative expenses and other accrued liabilities which were paid in 1997.

Liquidity  and  Capital  Resources

As  at  April  30,  2000
------------------------

During the six months ended April 30, 2000, the Company spent $31,917 on operations, investing and financing activities, reducing the Company's cash position from $453,290 at October 31, 1999 to $421,373 at April 30, 2000.
$420,703 was spent on operations as discussed in the results from operations section of this report. $171,844 was spent on investing in equipment ($163,558), trade names ($5,796) and mineral properties ($5,065), offset by $2,575 in cash of Quotes Canada on acquisition. $560,630 was generated from financing activities.

The Company estimates cash requirements for capital and funding operating losses of approximately $1,080,000 for the remainder of fiscal 2000. The Company expects to fund these requirements through the cash on hand of $421,373 and issuances of share capital. On May 16,

2000, the Company issued 1,000,000 Special Warrants at $1.46 Cdn. for gross proceeds of $1,460,000 and a finders fee of $109,500 was paid. The Company is dependent on this private placement for funding of planned operations.

The Company is forecasting cash in flows from operations commencing in the first quarter of fiscal 2001. The Company is also forecasting to incur approximately $1,700,000 in capital expenditures in fiscal 2001, the majority of which will occur in the first six months of the year. As a result, the Company will require additional financing prior to these capital additions. The Company intends to obtain this financing through future private placements between now and the first quarter of fiscal 2001. The actual timing will be dependent on the availability of financing on terms acceptable and beneficial to the Company. There are no assurances that the required financing will be received.

As  at  October  31,  1999
--------------------------

The Company improved its financial position in 1999 compared to 1998. Cash and cash equivalents increased from $84,468 at October 31, 1998 to $453,290 at October 31, 1999. The increase in cash is due to $590,600 received from the issuance of shares and warrants for cash, somewhat offset by the $131,937 cash outflow to Quotes Canada as part of the acquisition which closed subsequent to year end, $27,481 cash outflow on the acquisition and exploration of mineral properties and $62,360 cash outflow from operations.

As  at  October  31,  1998
--------------------------

Cash and cash equivalents decreased from $161,747 in 1997 to $84,468 in 1998 due to expenditures on the acquisition and development of mineral properties of $17,029 and a cash outflow from operations of $60,250.

As at October 31, 1998, the Company had $109,586 ($35,000 in mineral properties plus $74,586 in deferred exploration costs) capitalized costs relating to mineral properties compared to $96,053 ($30,001 in mineral properties and $66,052 in deferred exploration costs) in 1997.

Change  in  Business
--------------------

With the acquisition of Quotes Canada subsequent to year end, the Company has changed its business from the exploration and development of mineral properties to the creation and distribution of proprietary consumer, financial and news information through the development of advanced Internet websites. Given the change in the Company's business, the results of operations for the years ended October 31, 1999, 1998 and 1997 referred to above may not be indicative of future results.

U.S.  GAAP
----------

The results of operations discussed above are based on the Company's audited financial statements prepared in accordance with Canadian generally accepted accounting principles. Differences between Canadian generally accepted accounting principles and principles generally accepted in the United States are listed and quantified in note 13 to the financial statements included elsewhere in this document. Significant differences between Canadian GAAP and US GAAP include:

- the requirement under US GAAP to expense mineral property exploration expenditures and land-use costs relating to mineral properties for which commercial feasibility has not yet been established, whereas under Canadian GAAP, these expenses are capitalized and amortized based on future production or expensed when the properties are abandoned.

- the requirement under US GAAP to treat escrow shares as compensation arrangements and record compensation expense based on the fair value of the shares released to a shareholder that provides services as an officer, director, employee, consultant or contractor, whereas under Canadian GAAP, escrow shares are recorded based on the consideration paid on issuance and the release of escrow shares does not result in an accounting entry by the Company.

- the requirement under US GAAP to record compensation expense when shares or share options are issued or granted to officers at prices below market value at the time of issuance or grant, whereas under Canadian GAAP, compensation expense is generally not recorded under these circumstances.

Loss for the six months ended April 30, 2000 under US GAAP was $924,094 or $0.15 per share. Loss for the year ended October 31, 1999 under U.S. GAAP was $142,803 (1998 - $59,503; 1997 - $123,894) and loss per share was $0.04 (1998 -
$0.02; 1997 - $0.06). The reasons for the losses are as discussed above under Results from Operations.

ITEM  9A     QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

Not  applicable.

ITEM  10     DIRECTORS  AND  OFFICERS

The following table sets forth the names, municipalities of residence and ownership of common shares of each of the directors and officers of the Company.




NAME
OFFICE HELD                                 SHARE OWNERSHIP
PLACE OF RESIDENCE                DATE OF OFFICE AND TERM OF OFFICE(3)       AS OF JULY 21, 2000(1) (2)
---------------------------  ----------------------------------------------  --------------------------


Paul Edward Dickson . . . .  Director since August 12, 1999 and
Director and President. . .  President since January 17, 2000.
Vancouver, BC, Canada . . .  Term until Annual General Meeting in 2001.                       1,022,500
                             ----------------------------------------------  --------------------------
Glen Alexander Dickson. . .  Director since August 12, 1999 and
Director and Vice-President  Vice President since January 17, 2000.
North Vancouver, BC, Canada  Term until Annual General Meeting in 2001.                       1,022,500
                             ----------------------------------------------  --------------------------
Dianne Szigety
Corporate Secretary . . . .  Corporate Secretary since January 17, 2000.
New Westminster, BC, Canada  Term until Annual General Meeting in 2001.                             Nil
                             ----------------------------------------------  --------------------------
Thomas Julian Boychuk
Director. . . . . . . . . .  Director since December 15, 1995.
Vancouver, BC, Canada . . .  Term until Annual General Meeting in 2001.                         955,323
                             ----------------------------------------------  --------------------------
Kurt Marty
Director. . . . . . . . . .  Director since January 26, 2000.
Bremgarten,Switzerland. . .  Term until Annual General Meeting in 2001.                       1,270,000
                             ----------------------------------------------  --------------------------
Roxanne Ayotte. . . . . . .  Chief Financial Officer since April 17, 2000.
Vancouver, BC, Canada . . .  Term until Annual General Meeting in 2001.                             500
---------------------------  ----------------------------------------------  --------------------------

(1)     There  were  9,252,342  common  shares  issued  and outstanding as of July 21, 2000.  The share ownership  includes  escrow  shares  issued  to  directors  and  officers.

(2)     Unless  otherwise indicated, the Company believes that all persons named in the table have sole voting  and  investment  power  with  respect  to  the  common  shares  beneficially  owned  by  them.

(3)     The directors are re-elected and the officers are re-appointed at the annual general meeting of shareholders.  The  last  annual  meeting was held on January 17, 2000.  Effective April 30, 2000, John
Charlesworth  resigned  as  a  director  of  the  Company.

Paul Dickson (President and Director) and Glen Dickson (Vice President and Director) are brothers. There are no other family relationships between any of the other Director or Executive Officers.

Aside from the appointment of Paul Dickson and Glen Dickson as Directors under the terms of the Acquisition Agreement, there are no arrangements or understandings between any of the Directors and/or Executive Officers and any other person pursuant to which that Director and/or Executive Officer was selected.

As part of the acquisition of Quotes Canada, J.E. Charlesworth and Thomas Boychuk agreed, for a period of three years, to cast the votes represented by their common shares in support of the following actions:

     (a) the election of Paul Dickson and Glen Dickson to the Company's Board of Directors;

     (b) the employment of Paul Dickson and Glen Dickson by the Company for a minimum period of two years at a salary of not less than $2,500 per month
(increased  to  $5,000  per  month  on  January  1,  2000);  and

     (c) the granting of stock options to Paul Dickson and Glen Dickson entitling them to purchase not less than four (4%) percent (or such lower percentage as may be accepted by Paul Dickson and Glen Dickson) of the issued and outstanding common shares of the Company at a minimum price permitted by the CDNX for a period of five (5) years.

ITEM  11     COMPENSATION  OF  DIRECTORS  AND  OFFICERS

Other than as set forth in the table below, no executive officer of the Company was paid or earned compensation from the Company for performing his or her duties during the years ended October 31, 1999, 1998 and 1997.



                                 SUMMARY COMPENSATION TABLE
                                 ==========================
                                                                                                          ALL OTHER
NAME AND PRINCIPAL                                                                                          COMPEN-
    POSITION           YEAR       ANNUAL COMPENSATION                  LONG TERM COMPENSATION                SATION
    ========           ====       ===================                  ======================                ======
                                                   OTHER
                                                   ANNUAL
                                                   COMPEN-
                               SALARY     BONUS    SATION                  AWARDS               PAYOUTS
                               ======     =====    ======                  ======               =======
                                                                 SECURITIES
                                                                    UNDER        RESTRICTED
                                                                   OPTIONS/       SHARES OR
                                                                    SARS          RESTRICTED       LTIP
                                                                   GRANTED       SHARE UNITS    PAYOUTS
                    =======  ===========  =======

J.E. CHARLESWORTH    1999       Nil        Nil      Nil              Nil             Nil           Nil          Nil
PRESIDENT (1)        1998       Nil        Nil      Nil              Nil             Nil           Nil          Nil
                     1997       Nil        Nil      Nil            75,000            Nil           Nil          Nil
==================  =======  ===========  =======   ===             =====            ===           ===          ===


(1)     J.E.  Charlesworth  resigned  as  President  of  the  Company  on  January 17, 2000.

The aggregate amount of compensation paid by the Company and its subsidiaries to its officers and directors as a group for all services in all capabilities during the Company's last fiscal year was $7,500 (for geological services with respect to the Ami Property).

The Company did not grant any stock options to any of its executive officers during the year ended October 31, 1999. There were no long-term incentive awards made to the executive officers of the Company during the fiscal year ended October 31, 1999. There are no pension plan benefits in place for the executive officers of the Company.

The following stock options were exercised by the Company's executive officers during the year ended October 31, 1999:




                                                                                    VALUE OF UNEXERCISED
                                                                        UNEXERCISED         IN THE MONEY
                                                                     OPTIONS/SARS AT     OPTIONS/SARS AT
                                                                          FY-END              FY-END
                                          AGGREGATE VALUE                   (#)                 ($)
                   SECURITIES ACQUIRED       REALIZED                  EXERCISABLE/        EXERCISABLE/
NAME                   ON EXERCISE            ($)(1)                  UNEXERCISABLE     UNEXERCISABLE(2)
=================  ====================  ================            ===============    ================
J.E. CHARLESWORTH        75,000            $  37,500                     NIL / NIL         NIL / NIL
=================  ====================  ===============             ================      =========

1.     Based  on  the  difference between the option exercise price and the closing market price of the
Company's  common  shares  on  the  date  of  exercise.

2.     In the money options are those where the market value of the underlying securities at the fiscal year-end  exceed  the  exercise  price  of  the  options.

During the year ended October 31, 1999, other Directors and Officers (excluding J.E. Charlesworth, as indicated in the above table) as a group exercised a total of 285,000 stock options at an exercise price of $0.15 per share. On the day of exercise, the closing price for each share was $0.65.

The Company has no compensatory plan or arrangement with respect to any officer that results or will result from the resignation, retirement or any other termination of employment of such officer's employment with the Company, from a change in control of the Company or a change in such officer's responsibilities following a change in control.

No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended October 31, 1999. The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the CDNX.

Since the year ended October 31, 1999, the Company has entered into the following employment agreements:

(a) The Company entered into employment agreements with Paul Dickson and Glen Dickson effective December 1, 1999, which provide for a salary of $2,500 per month plus bonuses from time to time upon the successful performance of Quotes Canada, for a two year period. Beginning January 1, 2000, both Paul Dickson and Glen Dickson received salary increases to $5,000 per month.

(b) On November 30, 1999, the Company entered into an oral agreement with J.E. Charlesworth to provide management services at a rate of $1,000 per month. The Company's contracts with Mr. Charlesworth is "month to month" and can be terminated with one months' notice.

(c) On November 30, 1999, the Company entered into an oral agreement with Thomas Boychuk to provide management services and investor relations at a rate of $2,000 per month. The Company's contracts with Mr. Boychuk is "month to month" and can be terminated with one months' notice.

(d) In addition, the Company entered into employment agreements with 2 programmers (at rates of $3,200 and $2,500 per month respectively), and with 1 secretary (at a rate of $2,800 per month).

ITEM  12     OPTIONS  TO  PURCHASE  SECURITIES

As part of a private placement of 350,000 special warrants, the Company issued 350,000 share purchase warrants in July, 1999 (the "July Warrants"). Each July Warrant entitles the holder thereof to acquire one common share at a price of $0.30 per common share for a period of two years from July 9, 1999. The holders of the July Warrants are as follows:

(a)     Paul  Dickson          80,000  warrants
(b)     Glen  Dickson          80,000  warrants
(c)     J.E.  Charlesworth     95,000  warrants
(d)     Thomas  Boychuk        95,000  warrants

As part of a private placement of 1,270,000 units, the Company issued 635,000 common share purchase warrants in September, 1999 (the "September Warrants"). Each September Warrant entitles the holder thereof to acquire one common share for a period of two years from September 23, 1999, at a price of $0.48 during the first year and $0.58 during the second year. The holder of the 635,000 September Warrants is Refima AG, a company controlled by Kurt Marty.

As a group the directors and officers hold warrants exercisable into 890,000 common shares of the Company.

On April 18, 2000, the Company received regulatory approval for the issuance of 1,000,000 special warrants (the "Special Warrants"). Each Special Warrant is exercisable into one unit consisting of one common share and one common share purchase warrant (the "April Warrants"). Rhein Investors AG, a company controlled by Jorg Rudolf and Frank Junker, purchased the 1,000,000 Special Warrants. Each April Warrant entitles the holder thereof to acquire one common share for a two year period, at a price of $1.83. The transaction has now closed and the securities have been issued.

As of the date hereof the following securities to acquire common shares of the Company were outstanding:




                        AMOUNT OF SECURITIES
                         CALLED FOR BY THE     EXERCISE PRICE OF
TYPE OF SECURITY              WARRANTS             WARRANTS         EXPIRATION DATE
----------------------  --------------------  -------------------  ------------------

Common Shares. . . . .               350,000  $              0.30        July 9, 2001
                        --------------------  -------------------  ------------------
    $.048 (first year)
Common Shares. . . . .               635,000  $0.58 (second year)  September 23, 2001
                        --------------------  -------------------  ------------------
    $1.83 (first year)
Common Shares. . . . .             1,000,000  $1.83 (second year)   February 23, 2002
----------------------  --------------------  -------------------  ------------------


As of the date hereof the following are stock options held by directors and officers and employees of the Company, as separate groups:




                         NUMBER OF COMMON    EXERCISE PRICE PER
GROUP                   SHARES UNDER OPTION     COMMON SHARE        EXPIRY DATE
----------------------  -------------------  -------------------  ----------------

Directors and Officers              405,000  $              1.24  January 27, 2005
                        -------------------  -------------------  ----------------
                                    100,000  $              3.06     March 8, 2005
                        -------------------  -------------------  ----------------

Employees. . . . . . .               20,000  $              1.87      May 17, 2002
                        -------------------  -------------------  ----------------
                                     25,000  $              1.24  January 27, 2005
                        -------------------  -------------------  ----------------
                                     25,000  $              3.06     March 8, 2005
                        -------------------  -------------------  ----------------

ITEM  13     INTEREST  OF  MANAGEMENT  IN  CERTAIN  TRANSACTIONS

Except as set forth below, none of the following persons had or is to have any material interest, direct or indirect, in any transaction during the last three fiscal years or any presently proposed transaction to which the Company or any of its subsidiaries was or is to be a party:

     1.     any  director  or  officer  of  the  Company;

     2. any shareholder holding more than 10% of the Company's common shares; and

     3. any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company.

Pursuant to the Acquisition Agreement, the Company acquired a 100% interest in Quotes Canada in consideration of a total of $240,000, consisting of a cash payment of $50,000 and the issuance of the Acquisition Shares. Under the terms of the Acquisition Agreement, both Paul Dickson and Glen Dickson were appointed to the board of directors on August 12, 1999 and each have entered into employment agreements effective December 1, 1999 which provide for a salary of $2,500 per month (increased to $3,500 per month as of January 1, 2000) plus bonuses from time to time upon the successful performance of Quotes Canada, for a two year period. In addition, incentive stock options will be granted to each of Paul Dickson and Glen Dickson, entitling them to purchase not less than 4% (or such lower percentage as may be accepted by the optionee) of the issued common shares of the Company at the minimum price permitted by the CDNX for a period of five years.

On February 21, 2000 the Company received regulatory approval for the issuance of an aggregate of 1,526,200 additional escrow shares (the "Additional Escrow Shares") to the existing Officers and Directors as a group. Prior to the issuance of the Additional Escrow Shares, John Charlesworth and Thomas Boychuk each held 199,600 escrow shares (the "Existing Escrow Shares").

The Existing Escrow Shares will effectively be cancelled and converted to the new escrow agreement which now covers a total of 2,125,000 shares. The Additional Escrow Shares will not be released from escrow, transferred or in any manner dealt with without the express consent of the CDNX. Any shares not released on or before ten years from the date of acceptance by CDNX will be cancelled. The shares may also be cancelled at the time of a major reorganization of the Company, if required as a condition of the consent to the reorganization by the Executive Director for the British Columbia Securities Commission or where the Company's shares have been subject to a cease trade order under the Securities Act (British Columbia) for a period of two consecutive years.

Except as set forth below, none of the following persons was indebted to the Company or its subsidiary at any time during the last three fiscal years:

     1.     any  director  or  officer  of  the  Company;  and

     2.     any  associate  of  any  such  director  or  officer.

PART  II

ITEM  14     DESCRIPTION  OF  SECURITIES  TO  BE  REGISTERED

Capital  Stock  to  be  Registered

The Company's authorized share capital consists of 20,000,000 common shares without par value, of which 9,252,342 were issued and outstanding as of July 21, 2000.

All of the authorized common shares of the Company, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. The articles of the Company do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by the Company while there is any arrearage in the payment of dividends or sinking fund instalments.

Provisions as to the modification, amendment or variation of the rights attaching to the common shares or provisions are contained in the British Columbia Company Act (the "BCCA"). The BCCA requires approval by a special resolution (ie. approved by at least three-quarters of the votes cast at a meeting of the shareholders of the Company or consented to in writing by each shareholder of the Company) of the Company's shareholders in order to effect any of the following changes:

(a) subdivide all or any of its unissued, or fully paid issued, shares with par value into shares of smaller par value,

(b) subdivide all or any of its unissued, or fully paid issued, shares without par value so that the number of those shares is increased,

(c) consolidate all or any of its shares with par value into shares of larger par value,

(d) consolidate all or any of its shares without par value so that the number of those shares authorized is reduced,

(e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value,

(f) change all or any of its unissued shares without par value into shares with par value,

(g) alter the name or designation of all or any of its shares, whether issued or unissued, or

(h) alter the provisions as to the maximum price or consideration at or for which shares without par value may be issued.

PART  III

ITEM  15     DEFAULTS  UPON  SENIOR  SECURITIES

Not  applicable.

ITEM 16 CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

Not  applicable.

PART  IV

ITEM  17     FINANCIAL  STATEMENTS
            (All  numbers  are  Canadian  Dollars  unless  otherwise  noted)

Consolidated Financial Statements of the Company for the Six Months Ended April 30, 2000 (unaudited) and Years Ended October 31, 1999, 1998 and 1997 (audited), reported on by Topping, Eyton and Partners, Chartered Accountants.

These financial statements are expressed in Canadian dollars and were prepared in accordance with Canadian Generally Accepted Accounting Principles, which are substantially the same as United States Generally Accepted Accounting Principles. For a reconciliation of Canadian with United States Generally Accepted Accounting Principles, see Note 12 to the Company's Consolidated Financial Statements. For a history of the exchange rates in effect between the Canadian dollar and the United States dollar, see ITEM 8 - Selected Financial Data.

ITEM  18     FINANCIAL  STATEMENTS

Not  applicable.  See  ITEM  17  -  Financial  Statements.

ITEM  19     FINANCIAL  STATEMENTS  AND  EXHIBITS

All Audited Statements are in Canadian Dollars and presented on a consolidated basis.

Financial  Statements  Filed  as  Part  of  the  Registration  Statement:

Consolidated Financial Statements of the Company for the Six Months Ended April 30, 2000 (unaudited) and Years Ended October 31, 1999, 1998 and 1997 (audited), reported on by Topping, Eyton and Partners, Chartered Accountants:

     Auditor's Report dated December 8, 1999 and January 27, 2000 as to disclosure changes for generally accepted accounting principles in the United States

     Consolidated  Balance  Sheets

     Consolidated  Statement  of  Loss  and  Deficit

     Consolidated  Statement  of  Cash  Flows

     Notes  to  Consolidated  Financial  Statements

     Consolidated  Schedule  of  Deferred  Explorations  Costs

Audited Financial Statements of Quotes Canada Financial Network, Ltd. for the Two Months Ended October 31, 1999 and Twelve Months Ended August 31, 1999.

Exhibits  Required  by  Form  20-F

Exhibit     Description
Number

(1)     Articles  of  Incorporation  and  By-laws:

        1.1    Articles of Incorporation of the Company, effective September 9,
               1993

        1.2    Altered  Memorandum  of  the  Company  dated  December  6,  1999

        1.3    Certificate of Change of Name of the Company, dated December 24,
               1999

(2)     Instruments  Defining  Rights  of  Holders  of  Equity  Securities Being
        Registered:

        2.1     See  1.1  above

(3)     Material  Contracts:

        3.1     Escrow  Agreement  between  Montreal  Trust  Company of  Canada, the Company  and  Each  Shareholder,  dated  July  11,  1996

        3.2     Agreement  between  Peter  Ledwidge and the Company, dated April
                29, 1999

        3.3 Acquisition Agreement between Quotes Canada Financial Network Ltd. and the Company, dated May 28, 1999 (executed June 1, 1999)

        3.4 Affiliate Contract between Quotes Canada Financial Network Ltd. and ON24 Inc., dated July 1, 1999

        3.5 Sponsorship Agreement between Global Securities Corporation, the Company and Quotes Canada Financial Network Ltd., dated July 6, 1999

        3.6 Amendment Agreement between Glen Dickson and Paul Dickson and the Company, dated July 29, 1999

        3.7 Web Linking Agreement between Citizens Bank of Canada and Quotes Canada Financial Network Ltd., dated August 17, 1999

        3.8 Voting Trust Agreement between Quotes Canada Financial Network Ltd. and the Company, dated August 25, 1999

        3.9 Internet InfoSpace Canada Content Distribution Agreement between InfoSpace Canada.com, Inc. and Quotes Canada, dated August 31, 1999

       3.10 Sales Agency Website Agreement between ClickThrough Interactive Services Inc. and Quotes Canada, dated September 17, 1999

       3.11 Private Placement Subscription Agreement between the Company and Refima AG, dated September 23, 1999

       3.12 Republishing Agreement between Quotes Canada Financial Network Ltd. and ExactTrade.Com, dated October 27, 1999

       3.13     Lease  Agreement  between the Company's wholly-owned subsidiary,
                Quotes  Canada  Financial  Network  Inc.  and  S  &  B   Octagon
                Properties Canada Ltd., dated  November  9,  1999

       3.14 Republishing Agreement between the Company and MostActives.Com, dated November 23, 1999

       3.15 Amendment Agreement between Glen Dickson and Paul Dickson and the Company, dated November 30, 1999

       3.16 Employment and Confidentiality Agreement between the Company and Glen Dickson, dated December 1, 1999

       3.17 Employment and Confidentiality Agreement between the Company and Paul Dickson, dated December 1, 1999

       3.18 Escrow Agreement between Pacific Corporate Trust Company, the Company and Each Principal, dated December 6, 1999

       3.19 Assignment Agreement between the Company and H. Leo King & Associates Ltd., dated January 18, 2000

       3.20     Affinity Group Marketing  Agreement  between  Quotes  Canada and
                Vector Insurance Network  (Ontario)  Limited,  dated  March  28,
                2000

       3.21 Republishing Agreement between the Company and Global Securities Corporation dated May 16, 2000

       3.22 Investors Relations Agreement between the Company and GPC Communications dated May 20, 2000.

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated:  July  24,  2000     EARTHRAMP.COM  COMMUNICATIONS  INC.
                            Per:
                            /s/  Paul  Dickson
                            Paul  E.  Dickson
                            President

Consolidated  Financial  Statements  of

EARTHRAMP.COM
COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Six  months  ended  April  30,  2000  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997  (audited)





Auditors'  Report
Consolidated  Balance  Sheets                                Statement  1

Consolidated  Statement  of  Loss  and  Deficit              Statement  2

Consolidated  Statements  of  Cash  Flows                    Statement  3

Notes  to  Consolidated  Financial  Statements

Consolidated  Schedule  of  Deferred  Explorations  Costs     Schedule  1

AUDITORS'  REPORT  TO  THE  SHAREHOLDERS

We have audited the balance sheets of Earthramp.com Communications Inc. (formerly Carta Resources Ltd.) as at October 31, 1999 and 1998 and the statements of loss and deficit and cash flows for the three years ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 1999 and 1998 and the results of its operations and its cash flows for the three years ended October 31, 1999 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.


/s/  TOPPING,  EYTON  and  PARTNERS


Chartered  Accountants

Vancouver,  Canada
December  8,  1999
January 27, 2000 as to disclosure changes for generally accepted accounting principles in the United States


EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)     Statement  1

Consolidated  Balance  Sheets
----------------------------
                                                                      April  30,   October  31,   October  31,
                                                                           2000           1999            1998
                                                                     (unaudited)
Assets

Current assets:
  Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $          406,373   $    53,290   $     1,053
  Term deposits . . . . . . . . . . . . . . . . . . . . . . .              15,000       400,000        83,415
  Accounts receivable . . . . . . . . . . . . . . . . . . . .              43,463         3,651        12,187
  Prepaid expenses. . . . . . . . . . . . . . . . . . . . . .               7,141             -             -
                                                                          471,977       456,941        96,655

Deposit and advances (note 3) . . . . . . . . . . . . . . . .                   -       131,937             -

Capital assets (note 4) . . . . . . . . . . . . . . . . . . .             442,052             -             -

Mineral properties, at cost (note 5). . . . . . . . . . . . .                   -         5,000        35,000

Deferred exploration costs (schedule 1) . . . . . . . . . . .                   -        20,181        74,586
                                                               $          914,029   $   614,059   $   206,241

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable. . . . . . . . . . . . . . . . . . . . . .  $           22,253   $     5,138   $     2,808


Shareholders' equity:
  Share capital (note 6):
    Authorized:
      20,000,000 common shares
        without par value
    Issued and outstanding:
      8,232,342 shares
                                        (October 31,
                                         1999 - 4,086,142;
                                         1998 - 3,691,142)              2,267,763     1,566,009      1,510,509
Warrants and share subscriptions (note 7) . . . . . . . . . .             583,976       535,100             -
Contributed surplus (note 8). . . . . . . . . . . . . . . . .             101,750       101,750       101,750
Deficit (statement 2) . . . . . . . . . . . . . . . . . . . .          (2,061,713)   (1,593,938)   (1,408,826)
                                                                          891,776       608,921       203,433

Subsequent events (notes 7 and 14). . . . . . . . . . . . . .  $          914,029   $   614,059   $   206,241
-------------------------------------------------------------

See accompanying notes to consolidated financial statements.


On behalf of the Board:

/s/  Paul Dickson (Director)               /s/ Glen Dickson (Director)



EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)     Statement  2

Consolidated  Statements  of  Loss  and  Deficit

                                                             Six  months  ended  April  30,     Years  ended  October  31,
                                                                    2000         1999         1999         1998         1997
                                                                      (unaudited)
Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   33,052   $        -   $        -   $        -   $        -

Expenses:
  Advertising and promotion . . . . . . . . . . . . . . . . .      87,694            -        7,500        1,584            -
  Amortization. . . . . . . . . . . . . . . . . . . . . . . .      42,114            -            -            -            -
  Bank charges and interest . . . . . . . . . . . . . . . . .           -            -           37           35       (2,049)
  Consulting fees . . . . . . . . . . . . . . . . . . . . . .     157,412            -            -            -            -
  Data feed . . . . . . . . . . . . . . . . . . . . . . . . .      19,022            -            -            -            -
  Office and sundry . . . . . . . . . . . . . . . . . . . . .      27,808         (405)       4,306        3,992        7,056
  Professional fees . . . . . . . . . . . . . . . . . . . . .      53,933        2,702       48,488        7,368       36,566
  Regulatory fees . . . . . . . . . . . . . . . . . . . . . .       6,917        3,300        8,876        2,600        4,709
  Rent. . . . . . . . . . . . . . . . . . . . . . . . . . . .      10,706            -            -            -            -
  Research and development. . . . . . . . . . . . . . . . . .       1,273            -            -            -            -
  Salaries and benefits . . . . . . . . . . . . . . . . . . .      41,941            -            -            -            -
  Telephone, interest and
    cable . . . . . . . . . . . . . . . . . . . . . . . . . .       8,686            -            -            -            -
  Transfer agent. . . . . . . . . . . . . . . . . . . . . . .       6,483        3,084        5,113        3,035        4,434
  Travel and accommodation. . . . . . . . . . . . . . . . . .      11,308            -        1,864        8,046        6,081
                                                                  475,297        8,681       76,184       26,660       56,797
Loss from operations. . . . . . . . . . . . . . . . . . . . .    (442,245)      (8,681)     (76,184)     (26,660)     (56,797)

Miscellaneous income. . . . . . . . . . . . . . . . . . . . .           -            -            -            -        1,270
Interest income . . . . . . . . . . . . . . . . . . . . . . .       4,716            -        3,064        4,049            -
-------------------------------------------------------------

Net loss from continuing operations . . . . . . . . . . . . .    (437,529)      (8,681)     (73,120)     (22,611)     (55,527)

Net loss from discontinued
operations (note 5) . . . . . . . . . . . . . . . . . . . .     (30,246)           -     (111,992)     (28,358)      (2,315)
-------------------------------------------------------------

Net loss. . . . . . . . . . . . . . . . . . . . . . . . . . .    (467,775)      (8,681)    (185,112)     (50,969)     (57,842)

Deficit, beginning of period. . . . . . . . . . . . . . . . .   1,593,938    1,408,826    1,408,826    1,357,857    1,300,015
-------------------------------------------------------------

Deficit, end of period. . . . . . . . . . . . . . . . . . . .  $2,061,713   $1,417,507   $1,593,938   $1,408,826   $1,357,857
-------------------------------------------------------------

Loss per share from
continuing operations . . . . . . . . . . . . . . . . . . .  $    (0.06)  $    (0.01)  $    (0.02)  $    (0.01)  $    (0.02)
-------------------------------------------------------------

Loss per share from
  discontinued operations . . . . . . . . . . . . . . . . . .  $    (0.01)  $        -   $    (0.03)  $    (0.01)  $    (0.00)

Loss per share. . . . . . . . . . . . . . . . . . . . . . . .  $    (0.07)  $    (0.01)  $    (0.05)  $    (0.01)  $    (0.02)
-------------------------------------------------------------

See accompanying notes to consolidated financial statements.


EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)     Statement  3

Consolidated  Statements  of  Cash  Flows

                                                        Six months ended April 30,    Years  ended  October  31,

                                                               2000        1999      1999        1998       1997
                                                                 (unaudited)
Operating activities:
  Loss from continuing
    operations. . . . . . . . . . . . . . . . . . . . . . . .  $(437,529)  $(8,681)  $ (73,120)  $(22,611)  $ (55,527)
  Add items not
    affecting cash:
      Amortization. . . . . . . . . . . . . . . . . . . . . .     42,114         -           -          -           -
                                                                (395,415)   (8,681)    (73,120)   (22,611)    (55,527)
  Net change in non-cash
    working capital:
Accounts receivable . . . . . . . . . . . . . . . . . . . . .    (33,224)    8,868       8,536    (11,805)        967
Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . .     (2,308)        -           -          -           -
Accounts payable. . . . . . . . . . . . . . . . . . . . . . .     10,244    (2,808)      2,330       (972)     34,232
Due to related parties. . . . . . . . . . . . . . . . . . . .          -         -           -          -    (208,507)
-------------------------------------------------------------

Cash from operations - continuing . . . . . . . . . . . . . .   (420,703)   (2,621)    (62,254)   (35,388)   (228,835)
Cash from operations - discontinued . . . . . . . . . . . . .          -         -        (106)   (24,862)     (2,315)
                                                                (420,703)   (2,621)    (62,360)   (60,250)   (231,150)
Investing activities:
  Deferred exploration
    costs . . . . . . . . . . . . . . . . . . . . . . . . . .          -      (800)    (20,981)   (12,029)    (61,991)
  Deposit and advances. . . . . . . . . . . . . . . . . . . .          -         -    (131,937)         -           -
  Mineral properties costs. . . . . . . . . . . . . . . . . .     (5,065)        -      (5,000)    (5,000)    (15,001)
  Net additions to equipment. . . . . . . . . . . . . . . . .   (163,558)        -           -          -           -
  Trade names . . . . . . . . . . . . . . . . . . . . . . . .     (5,796)        -           -          -           -
  Subsidiary cash on
    acquisition . . . . . . . . . . . . . . . . . . . . . . .      2,575         -           -          -           -
                                                                (171,844)     (800)   (157,918)   (17,029)    (76,992)

Financing activities:
  Finders fee . . . . . . . . . . . . . . . . . . . . . . . .    (38,608)        -           -          -           -
  Proceeds from share
    issuance. . . . . . . . . . . . . . . . . . . . . . . . .     15,262         -      54,000          -     468,816
  Proceeds from warrant
    and share subscriptions . . . . . . . . . . . . . . . . .    583,976         -     535,100          -           -
                                                                 560,630         -     589,100          -     468,816

Increase (decrease) in cash . . . . . . . . . . . . . . . . .    (31,917)   (3,421)    368,822    (77,279)    160,674

Cash, beginning of period . . . . . . . . . . . . . . . . . .    453,290    84,468      84,468    161,747       1,073
-------------------------------------------------------------

Cash, end period. . . . . . . . . . . . . . . . . . . . . . .  $ 421,373   $81,047   $ 453,290   $ 84,468   $ 161,747
-------------------------------------------------------------

Represented by:
  Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 406,373   $ 2,554   $  53,290   $  1,053   $     898
  Term deposit. . . . . . . . . . . . . . . . . . . . . . . .     15,000    78,493     400,000     83,415     160,849

                                                               $ 421,373   $81,047   $ 453,290   $ 84,468   $ 161,747

See accompanying notes to consolidated financial statements.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

1.     Nature  of  operations:

At an extraordinary general meeting of shareholders on December 6, 1999, the shareholders approved by special resolution the change of name of the Company from Carta Resources Ltd. to Earthramp.com Communications Inc.

With the acquisition of Quotes Canada Financial Network Ltd. on November 5, 1999 (note 3), the Company has changed its business from the exploration of mineral properties to the creation and distribution of proprietary consumer, finance and news information through the development of advanced Internet websites.

The Company has abandoned its mineral properties and has written-off all capitalized mineral property and deferred exploration costs (note 5).

2.     Significant  accounting  policies:

(a)     Basis  of  presentation:

The consolidated financial statements include the accounts of Earthramp.com Communications Inc. and its wholly-owned subsidiary, Quotes Canada Financial Network Ltd, ("Quotes Canada") from the date of acquisition on November 5, 1999. The Company acquired all the outstanding shares of Quotes Canada on November 5, 1999. The comparative figures are for the Company itself.

(b)     Cash  and  cash  equivalents:

Cash equivalents of $421,373, $453,290 and $84,468 at April 30, 2000, October 31, 1999 and 1998, respectively, consist of overnight repurchase agreements and certificates of deposits with an initial term of less than three months. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(c)     Equipment:

The Company amortizes its equipment, which is recorded at cost, using the diminishing balance method at the following rates:

                 Computer  equipment           30%
                 Furniture  and  equipment     20%

(d)     Mineral  properties  and  deferred  exploration  costs:

The Company capitalizes acquisition, exploration and development costs related to mineral properties. The costs of abandoned properties are charged to expense in the year of abandonment. The cost of producing properties will be depleted by the unit-of-production method based on estimated proven reserves.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  2

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

2.     Significant  accounting  policies  (continued):

(e)     Goodwill:

The excess of the purchase price for the acquisition, for accounting purposes, of Quotes Canada over the fair value of the net liabilities of Quotes Canada has been capitalized as goodwill. It is being amortized over five years using the straight-line method. The Company reviews the carrying values of goodwill and other long-term assets on a periodic basis when factors indicate that there may have been a permanent impairment in value. The recoverability of goodwill and other long-term assets is based upon an assessment of projected future operating cash flows calculated on an undiscounted basis when the carrying value is less than the projected cash flows, a provision is recorded for the difference.

(f)     Income  taxes:

The Company accounts for income taxes on the tax allocation method. Under this method, timing differences between reported and taxable income result in provisions for income taxes not currently payable. Such timing differences result primarily as a result of claiming depreciation and depletion for tax purposes at amounts differing from those charged to income. The tax benefit of losses is only recognized to the extent that the benefit is of virtual certainty.

(g)     Use  of  estimates:

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with Canadian generally accepted accounting principles. Actual results could differ from those estimates.

(h)     Share  option  plan:

The Company applies the intrinsic value-based method of accounting by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

(i)     Loss  per  share:

Loss per share is calculated using the weighted average number of shares outstanding for the year as follows:




Six months ended April 30,

2000 . . . . . . . . . . .  7,224.869
1999 . . . . . . . . . . .  3,716,142

Year ended October 31,

1999 . . . . . . . . . . .  3,739,553
1998 . . . . . . . . . . .  3,691,142
1997 . . . . . . . . . . .  3,322,180

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  3

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

2.     Significant  accounting  policies  (continued):

(j)     Comparative  figures:

Comparative figures are reclassified to conform with the presentation of the current period.

(k)     Financial  instruments:

The fair values of cash, term deposits, accounts receivable and accounts payable approximates carrying values due to the short-term nature of these items. The Company does not have any derivative financial instruments for any of the periods presented.

(l)     Escrow  shares

The Company records escrow shares issued to officers and directors at the cash amounts received. Upon release of the escrow shares when the performance criteria are achieved or on cancellation if not achieved, no further accounting entries are recorded.

(m)     Revenue  recognition  policies

The company principally derives its revenue from service contracts for the provision of financial data only, service contracts for the provision of financial data together with analytical software, subscriptions to Quotescanada.com, and the sale of advertising on its website. License fees for data feed are billed at the beginning of the month with a 30-day payment terms. License fees for software are billed at the end of the month with a 30-day payment terms. Revenue is recognized for license fees whether for data feed or analytical software at the end of each month for the services provided in that month. Revenue is allocated between data feed and analytical software in multiple service contracts based on the stated contractual amounts, which are consistent with the amounts charged for single service contracts. The Company's revenue recognition policies for license fees are in accordance with the AICPA's SOP 97-2 and EITF 00-3. Revenue from the sale of advertising is recognized as the advertising is displayed on the website. Subscriptions for Quotescanada.com are generally paid by credit card prior to the month of service. These and other payments received prior to services being rendered are included in deferred revenue and as services are rendered, the proportionate share is recognized as revenue. Advertising barter transactions are recorded at zero unless historical evidence of previous similar cash transactions exists.

(n)     Website  development  costs

     Website  development  costs  are  expensed  as  incurred.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  4

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997


3.     Deposit  and  advances  and  acquisition  of  Quotes  Canada:

Deposit  and  advances  at  October  31,  1999  represent  the  following:

Non-refundable  advance  on  acquisition  of  Quotes  Canada     $     50,000

Advances  to  Quotes  Canada,  without  interest  or
stated  terms  of  repayment                                    $      81,937
-----------------------------------------------------------------------------
                                                                $     131,937

The Company entered into an agreement on June 1, 1999 whereby it agreed to acquire a 100% interest in Quotes Canada at a total cost of $240,000, consisting of a non-refundable payment of $50,000 (which amount was paid by October 31, 1999) and the issuance of 1,000,000 common shares at a fair value of $0.19
(based on the average trading price of the Company's shares for the ten days ended May 31, 1999) to the shareholders. The agreement was modified on November 30, 1999 by recharacterizing the $50,000 non-refundable payment as a repayment of shareholder loans, which had been advanced by the vendors (existing shareholders) of Quotes Canada prior to the acquisition. Quotes Canada provides real-time stock market quotes and other financial information from its website. The shares may not be traded until June 1, 2000.

The acquisition was subject to approval by the Company's shareholders and the Vancouver Stock Exchange. Approval of the acquisition of Quotes Canada as outlined above was received from the Company's shareholders on August 12, 1999 and the Vancouver Stock Exchange on November 5, 1999. On December 6, 1999, the shareholders also approved the issuance of an additional 1,526,200 escrow shares to the initial and additional principals of the Company as a result of the acquisition of Quotes Canada. The escrow shares were issued on February 8, 2000 at $0.01 per share for total consideration of $15,262. The escrow shares can be released based on an earn-out formula equal to approximately 10.5 shares for every $1 of cumulative cash flow. No additional value above the $0.01 per share has been ascribed to these escrow shares on the acquisition of Quotes Canada given their contingent nature.

No  finders'  fees  were  paid  in  connection  with  this  acquisition.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  5

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997


3.     Deposit  and  advances  and  acquisition  of  Quotes  Canada (continued):

This acquisition will be accounted for using the purchase method with an effective date of November 5, 1999 and is summarized as follows:




Net Acquired Assets
Current assets. . . .  $ 13,999
Equipment . . . . . .     4,308
Goodwill. . . . . . .   250,500

                       $328,807

Liabilities Assumed

Current liabilities .  $  6,871
Long-term liabilities    81,936
---------------------

                       $ 88,807

Consideration paid:

  Cash. . . . . . . .  $ 50,000
  Shares issued . . .   190,000

                       $240,000

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  6

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

3.     Deposit  and  advances  and  acquisition  of  Quotes  Canada (continued):

A summarized pro-forma statement of loss of the Company assuming the acquisition of Quotes Canada had occurred on November 5, 1998 financed by a common share issuance of $190,000 and cash of $50,000, is as follows:



Revenues. . . . . . . . . . . . .      $ 12,383

Expenses:
    General and administrative. . . .    19,431
    Stock quotation services. . . . .    24,124
    Depreciation and amortization . .    55,090
    Professional fees . . . . . . . .    57,031
    Travel, advertising and promotion    12,915
    Regulatory and transfer agent . .    13,989
    Mineral properties written-off. .   111,992

                                        294,572

Loss from operations. . . . . . .       282,189

Interest income . . . . . . . . .         3,064
---------------------------------
Net loss. . . . . . . . . . . . .      $279,125
---------------------------------      --------


4.     Capital  assets:

Capital  assets  represent  the  following:

                                                       April  30,
                                                             2000
                                                             ----
                                        Accumulated      Net book
                          Cost          amortization        value
                                                      (unaudited)
Computer equipment . . .  $    203,815  $      19,982  $183,833
Furniture and equipment.        29,045          2,072    26,973
Trade names. . . . . . .         5,796              -     5,796
Goodwill (note 3). . . .       250,500         25,050   225,450

                          $    489,156  $      47,104  $442,052

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  7

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

5.     Mineral  properties  and  discontinued  operations:



               April  30,          October  31,          October  31,
               2000                1999                  1998
              (unaudited)
Yukon property      $   -          $5,000                $     -
Manitoba property.      -             -                   35,000

                    $   -          $5,000                $35,000

(a)     Yukon  property:

The Company entered into an agreement dated April 29, 1999 to acquire a 100% interest in certain mineral claims in the Dawson Mining District in the Yukon. The terms of the agreement were as follows:

-     paying  a  total  of  $55,000;  such  sum  shall  be  paid  as  follows:

(i) $5,000 is due and payable on the signing of the agreement, which sum has been paid;

(ii)     $10,000  is  due  and  payable  on  or  before  May  1,  2000;

(iii)     $10,000  is  due  and  payable  on  or  before  May  1,  2001;

(iv)     $10,000  is  due  and  payable  on  or  before  May  1,  2002;  and

(v)     $20,000  is  due  and  payable  on  or  before  May  1,  2003.

During the six months ended April 30, 2000, these claims were abandoned and $5,000 in mineral claims was written-off.

(b)     Manitoba  property:

The Company entered into an agreement to purchase a 100% interest in certain lithium claims in the Wekusko Lake area of Manitoba. Under the terms of the original agreement dated October 30, 1995, the Company had to pay a total of $250,000 over a period from signing the agreement to October 30, 2000. It had complied with the terms of the agreement and paid a total of $30,000 to October 30, 1997. On October 29, 1998, the agreement was amended and the terms were as follows:

-     paying  a  total  of  $260,000,  such  sum  to  be  paid  as  follows:

(i) on October 30, 1998: $5,000 was due and payable, which sum was paid, plus the issue of 25,000 free trading shares of the Company (which shares were not issued until after the 1998 year end pending regulatory approval);

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  8

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

5.     Mineral  properties  (continued):

(b)     Manitoba  property  (continued):

(i) on October 30, 1999: an additional $5,000 was due and payable, plus the issue of an additional 25,000 free trading shares of the Company (terms not complied with in 1999);

(ii)     on  October  30,  2000,  an  additional  $10,000  was  due and payable;

(iii)     on  October  30,  2001,  an  additional  $10,000  was due and payable;

(iv)     on  October  30,  2002,  an  additional  $10,000  was  due and payable;

(v)     on  October  30,  2003,  an  additional  $20,000  was  due  and payable;

(vi)     on  October  30,  2004,  an additional $25,000 was due and payable; and

(vii) on or before October 30, 2005: $175,000 was due and payable. This $175,000 could be payable in cash and shares with a 50/50 cash and share split. The shares will be issued in accordance with the British Columbia Securities laws and will be issued at a deemed value of the average closing trading price for the previous 90 trading days;

- incurring exploration expenditures of not less than an aggregate $250,000 to October 30, 2003; and

- on commencement of commercial production, the property will be subject to a Net Smelter Return ("NSR") of 2.5%. 1.5% of this NSR may be purchased at any time for $1,000,000.

During the year, these claims were abandoned and the deferred exploration costs written-off.

(c)     Discontinued  operations:

The Company abandoned its Manitoba mineral property in 1999 and its Yukon mineral property in 2000. As at April 30, 2000, the Company no longer operates an exploration and development of mineral properties segment. As a result, the exploration and development of mineral properties represents discontinued operations effective for the first quarter of fiscal 2000. In accordance with Canadian generally accepted accounting principles, prior year and period comparative figures have been reclassified in the statements of loss and deficit and cash flows to reflect discontinued operations accounting. The loss from discontinued operations includes the following:


                   Six months ended April 30,        Years  ended  October  31,
                          2000     1999             1999       1998        1997
                           (unaudited)
Exploration expenses . .  $  -     $   -            $     106   $ 24,862   $ 2,315
Write down of mineral
properties and deferred
exploration costs. . . .   30,246      -              111,886      3,496         -

                         $(30,246)     -            $(111,982)  $(28,458)  $(2,315)

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  9

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997


6.     Share  capital:


                                                             Number        Amount
Balance, October 31, 1996 . . . . . . . . . . . . . . . .  1,371,092   $  787,668
Shares issued for cash. . . . . . . . . . . . . . . . . .  1,558,500      461,316
Shares issued for debt settlement . . . . . . . . . . . .    711,550      355,775
Escrow shares cancelled . . . . . . . . . . . . . . . . .   (700,000)    (101,750)
New escrow shares issued for cash . . . . . . . . . . . .    750,000        7,500
---------------------------------------------------------

Balance, October 31, 1997 and 1998. . . . . . . . . . . .  3,691,142    1,510,509
Shares issued pursuant to the purchase of the
Manitoba property . . . . . . . . . . . . . . . . . . . .     25,000        1,500
Shares issued pursuant to the purchase of the
Yukon property. . . . . . . . . . . . . . . . . . . . . .     10,000            -
Shares issued pursuant to the exercise of stock options .    360,000       54,000
---------------------------------------------------------

Balance, October 31, 1999 . . . . . . . . . . . . . . . .  4,086,142    1,566,009
Shares issued pursuant to acquisition of 100% interest
in Quotes Canada (note 3) . . . . . . . . . . . . . . . .  1,000,000      190,000
Shares issued pursuant to share subscriptions from
private placement (note 7(b)) . . . . . . . . . . . . . .  1,270,000      443,992
Shares issued pursuant to share subscriptions (note 7(a))    350,000       52,500
---------------------------------------------------------
Escrow shares issued for cash (note 3). . . . . . . . . .  1,526,200       15,262
---------------------------------------------------------

Balance, April 30, 2000 . . . . . . . . . . . . . . . . .  8,232,342   $2,267,763
---------------------------------------------------------

Included in issued and outstanding shares are  2,125,000  (1999  598,800;  1998
750,000) escrow shares, which may not be traded, transferred or released without consent of regulatory authorities (note 3).

7.     Special  warrants  and  share  subscriptions:

During 1999, the Company entered into two private placement agreements as follows:

(a) Subscribers received 350,000 special warrants at a price of $0.15 each. Each warrant was exchangeable, at no additional consideration, into one common share and one share purchase warrant to purchase one additional share for a period of two years at a price of $0.30 per share. Approval by regulatory authorities was received on November 5, 1999 and 350,000 common shares were issued on November 30, 1999.

(b) Subscribers received 1,270,000 units at a price of $0.38. Each unit consisted of one common share and warrant to acquire one-half of a share. Each share purchase warrant was exchangeable, at no additional consideration, into one-half of one common share for a two year period at a price of $0.48 in the first year and $0.58 in the second year. The underlying shares and share purchase warrants are subject to a 12-month hold period. A finder's fee agreement was entered into whereby 8% of the gross proceeds from this private placement totaling $36,608 was due and payable ten days following the date of all necessary approvals by regulatory authorities, which approvals were received on November 5, 1999 and 1,270,000 shares were issued on November 12, 1999.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  10

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

7.     Special  warrants  and  share  subscriptions  (continued):

During 2000, the Company entered into a private placement agreement to issue 1,000,000 special warrants at a price of $1.46 per special warrant, for gross proceeds of $1,460,000. $583,976 was received by the Company prior to April 30, 2000. The remaining subscription price was received subsequent to April 30, 2000 and the special warrants were issued on May 16, 2000. A finder's fee of $109,500 was paid pursuant to this private placement.

8.     Contributed  surplus:

Contributed  surplus  arose  from the cancellation of 700,000 old escrow shares.

9.     Government  grants:

The Company received a $10,000 grant from the Manitoba government during the 1998 fiscal year. The deferred exploration costs are net of $34,047, being the total grants received to date.

10.     Income  taxes:

The Company has non-capital tax losses totaling $805,630, which expire as follows:

2002     $     29,534
2003           80,673
2004           57,842
2005           50,969
2006          148,612
2007          438,000
                 ----
        $     805,630

11.     Segmented  information:

For the three years ended October 31, 1999, the Company had one operating segment - the exploration and development of mineral properties in Canada. In late 1999, in conjunction with the potential acquisition of Quotes Canada, the Company paid a $50,000 non-refundable deposit and $81,937 in advances to Quotes Canada (note 3). These transactions have led to a change in the Company's business (note 1). For the six months ended April 30, 2000, all operations were related to the Company's new business except for the write-down of mineral properties of $30,246, which related to the exploration and development of mineral properties. At April 30, 2000, the Company has abandoned all mineral properties and no longer conducts operations in this segment.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  11

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

12.     Uncertainty  due  to  the  Year  2000  Issue:

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems, which use certain dates in 1999 to represent something other than a date. The effect of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers or other third parties, have been fully resolved.

13. Differences between United States and Canadian generally accepted accounting principles:

The financial statements are prepared in accordance with generally accepted accounting principles in Canada. Significant differences to accounting principles generally accepted in the United States ('U.S. GAAP") are as follows:

(a)     Income  taxes:

The  Company  would,  under  U.S.  GAAP,  be  subject  to Statement of Financial
Accounting Standard No. 109, "Accounting for Income Taxes". Adopting this Standard would have no material effect on net income of the Company for any of the years presented. The following additional disclosure would be provided:


                         April  30,    October 31,    October  31,
                              2000           1999             1998
                          (unaudited)
Deferred tax assets:
Net operating losses. . .  $ 362,500   $ 165,000      $ 98,600
Less valuation allowance.   (362,500)   (165,000)      (98,600)
-------------------------

Net deferred tax assets .          -           -             -
Deferred tax liabilities.          -           -             -
-------------------------

Deferred tax assets, net.  $       -   $       -      $      -
-------------------------

A valuation allowance equal to the net deferred tax asset balance has been recorded as the realization of such losses during the carry-forward period, cannot be considered to be more likely than not.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  12

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

13. Differences between United States and Canadian generally accepted accounting principles (continued):

(b)     Mineral  properties  and  deferred  exploration  costs:

Under U.S. GAAP, mineral property exploration expenditures and land-use costs relating to mineral properties for which commercial feasibility has not yet been established are expensed in the period incurred. For U.S. GAAP purposes, the Company has expensed these costs in the year incurred. Under Canadian GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production or written-off if the property is sold, allowed to lapse or abandoned.

The Company abandoned the Manitoba Mineral property in fiscal 1999 and $35,000 in capitalized acquisition costs and $75,386 in deferred exploration costs were expensed as "net loss from discontinued operations" in statement of loss and deficit. For U.S. GAAP, the write-down was $35,000 as exploration costs are expensed as incurred under U.S. GAAP. The Company abandoned the Yukon Mineral property in fiscal 2000 and $5,000 in capitalized acquisition costs and $20,181 in deferred exploration costs were expensed as "net loss from discontinued operations" in the statement of loss and deficit. For U.S. GAAP, the write down was $5,000 as exploration costs are expensed as incurred under U.S. GAAP.

(c)     Stock  based  compensation:

Under U.S. GAAP and applying the intrinsic value method of valuing stock options, compensation expense is recorded if stock options are issued to officers at an option price, which is less than the market value of the underlying shares at the option grant date. Under Canadian GAAP, compensation expense is generally not recorded in these circumstances. For U.S. GAAP, compensation expense of $476,500 has been recorded in the six months ended April 30, 2000 for 350,000 common shares issued to employees at $0.15 per share when the trading price of the Company's shares was $0.19 per share (Note 7(a)), 450,000 common stock options issued to employees and directors at $1.24 when the trading price of the Company's shares was $2.09 and 125,000 common stock options issued to employees and directors when the trading price of the Company's shares was $3.70. The Company has not allocated any of the consideration received nor any compensation expense to the 350,000 share purchase warrants as the exercise price of $0.30 is higher than the $0.19 trading price of the underlying common shares at the date of issuance.

In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", which became effective for fiscal years beginning after December 15, 1995, the Company has opted to continue to apply the intrinsic value method of valuing stock options granted to employees. If the fair value method had been used compensation for stock options granted to directors, officers and employees for the six months ended April 30, 2000 of $663,275 (1997 - $44,800) would have been recorded increasing the reported loss by such amount. Accordingly, the pro-forma loss and loss per share for the six months ended April 30, 2000 and for the year ended October 31, 1997 under U.S. GAAP are $1,587,369 and $0.27 (1997 - $168,694 and $0.08). There were no stock options  issued  in  1999  and  1998.

The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 6% (1997 - 6%); no annual dividends; expected lives equal to one-half the option lives; and volatility of 126% (1997 - 109%).

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  13

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

13. Differences between United States and Canadian generally accepted accounting principles (continued):

(d)     Stock  options:

The Company does not have a formal stock option plan available to all of its existing officers and employees. The Company has and will continue to issue stock options to officers or employees if and when the Board of Directors deems that stock options should be issued.

A continuity of the Company's stock options for the past three fiscal years is as follows:


                                   April  30,     October 31,    October  31,       October  31,
                                         2000           1999              1998              1997
Balance outstanding, beginning of year        -   360,000        360,000                    -
Granted during the period. . . . . . .  575,000         -         -                   360,000
Exercised at an average price of $0.15        -  (360,000)        -                         -
Cancelled or expired during the year .        -         -              -                    -
--------------------------------------

                                        575,000         -        360,000              360,000

The 360,000 options granted in 1997 were at an exercise price of $0.15 per share, which was equal to the market value of the shares at the grant date. These options were exercised in 1999. There are no options outstanding at October 31, 1999. During the six months ended April 30, 2000, the Company granted 450,000 incentive stock options exercisable up to January 27, 2005 at an exercise price of $1.24 per share and 125,000 incentive stock options exercisable up to March 8, 2005 at an exercise price of $3.06 per share for a total of 575,000 options which were outstanding as April 30, 2000.

(e)     Escrow  shares:

Under U.S. GAAP, escrow shares are treated as a compensatory arrangement. Compensation expense is recognized in the statement of operations for the fair value of the shares released to a shareholder that provides services as an officer, director, employee, consultant or contractor. $12,096 in compensation expense has been recorded in 1999 for escrow shares that were released in 1999.

(f)     Loss  per  share:

Under U.S. GAAP, escrow shares are excluded from the calculation of weighted average common shares outstanding during the years. 750,000 common shares were held in escrow since July 11, 1996. 151,200 of these escrow shares were released in 1999 based on performance criteria set by regulators. 1,526,200 escrow shares were issued on February 8, 2000 as a result of the acquisition of Quotes Canada.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  14

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

13. Differences between United States and Canadian generally accepted accounting principles (continued):

(g)     Reporting  comprehensive  income:

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 ("FAS 130") "Reporting Comprehensive Income", is applicable for U.S. GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. The Company does not have any items to be recognized under comprehensive income except for the items in the statement of operations;

(h)     New  accounting  pronouncements;

In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognized all derivatives as either assets or liabilities in its balance sheet and measures those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. As at October 31, 1999, the Company does not have any derivative or hedging instruments and, therefore, does not believe the adoptions of FAS 133 would result in a material GAAP difference.

(i)     Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of;

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices described by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:



                                           April  30,        October  31,     October  31,
                                           2000              1999             1998
                                          (unaudited)
Deferred exploration costs under Canadian GAAP.  $   -       $ 20,181         $ 74,586
Adjustments for deferred exploration costs. . .      -        (20,181)         (74,586)
-----------------------------------------------

Deferred exploration costs under U.S. GAAP. . .  $   -       $      -         $      -
-----------------------------------------------

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  15

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

13. Differences between United States and Canadian generally accepted accounting principles (continued):


                                               April  30,    October  31,   October  31,
                                                  2000           1999           1998
                                             (unaudited)
Share capital under Canadian GAAP . . . .  $   2,267,763   $  1,566,009   $ 1,510,509
-----------------------------------------
Adjustment for escrow shares. . . . . . .         12,096         12,096            --
-----------------------------------------
Adjustment for stock compensation . . . .        476,500              -             -

Share capital under U.S. GAAP . . . . . .  $   2,756,359   $  1,578,105   $ 1,510,509
-----------------------------------------

                                                 April 30,   October 31,   October 31,
                                                    2000         1999          1998
                                               (unaudited)

Deficit under Canadian GAAP . . . . . . .  $  (2,061,713)  $ (1,593,938)  $(1,408,826)
-----------------------------------------
Adjustment for escrow shares. . . . . . .        (12,096)       (12,096)            -
Adjustment for mineral properties . . . .              -        (20,181)      (74,856)
Adjustment for stock compensation . . . .       (476,500)             -             -

Deficit under U.S. GAAP . . . . . . . . .  $  (2,550,309)  $ (1,626,215)  $(1,483,682)
-----------------------------------------

                                                 April 30,     October  31,  October 31,
                                                    2000           1999         1998
                                                (unaudited)

Shareholders' equity under Canadian GAAP.  $     914,029   $    608,921   $   203,433
-----------------------------------------
Adjustment for mineral properties . . . .              -        (20,181)      (74,856)

Shareholders' equity under U.S. GAAP. . .  $     914,029   $    588,740   $   128,577
-----------------------------------------

                                                 Six  months
                                                     ended
                                                   April  30,     Years  ended  October  31,
                                                     2000        1999       1998        1997
                                                 (unaudited)

Loss for the period under Canadian GAAP           $(467,775)  $(185,112)  $(50,969)  $(57,842)
Adjustment for mineral properties                   20,181      54,405     (8,534)    (66,052)
Adjustment for escrow shares                          -        (12,096)       -          -
------------------------------------------------
Adjustment for compensation expense               (476,500)       -           -          -

Loss for the period under U.S. GAAP               $(924,094)  $(142,803)  $(59,503)  $(123,894)
------------------------------------------------
Loss from continuing operations under
Canadian GAAP                                     $(437,529)  $(73,120)   $(22,511)  $(55,527)
Adjustment for escrow shares                          -        (12,096)       -          -
Adjustment for compensation expense               (476,500)       -           -          -
------------------------------------------------

Loss from continuing operations under U.S. GAAP   $(914,029)  $(85,216)   $(22,511)  $(55,527)
------------------------------------------------

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  16

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997

13. Differences between United States and Canadian generally accepted accounting principles (continued):


                                                  Six  months
                                                     ended
                                                    April  30,    Years  ended  October  31,
                                                      2000        1999       1998       1997
                                                   (unaudited)
Loss from discontinued operations under
Canadian GAAP                                       $(30,246)  $(111,992)  $(28,458)  $(2,315)
--------------------------------------------------
Adjustment for mineral properties                    20,181      54,405     (8,534)   (66,052)

Loss from discontinued operations under U.S. GAAP   $(10,065)  $(57,587)   $(36,992)  $(66,267)
--------------------------------------------------




                                            Six  months
                                              ended
                                            April  30,       Years  ended  October  31,
                                               2000           1999     1998     1997
                                            (unaudited)
Loss per share from continuing operations. .  $(0.15)         $(0.02)  $(0.01)  $(0.03)
--------------------------------------------
Loss per share from discontinued operations.  $(0.00)         $(0.02)  $(0.01)  $(0.03)
Loss per share under U.S. GAAP . . . . . . .  $(0.15)         $(0.04)  $(0.02)  $(0.06)



                            Six  months
                              ended
                             April  30,     Years  ended  October  31,
                               2000         1999       1998       1997
                            (unaudited)
Weighted average number of
---------------------------
shares under U.S. GAAP. . .  5,938,441      3,269,414  2,941,142  2,167,100

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)

Notes  to  Consolidated  Financial  Statements,  page  17

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997


13. Differences between United States and Canadian generally accepted accounting principles (continued):


There are no adjustments to the weighted average number of shares (denominator) nor to the net loss, loss from continuing operations or loss from discontinued operations (numerator) in calculating basic loss per share. Dilution loss per share for continuing, discontinued and in total for the year is the same as basic loss per share due to the loss for all periods presented. The following securities could potentially dilute basic EPS in the future but were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented:

                      Six  months
                         ended
                       April  30,     Years  ended  October  31,
                          2000        1999     1998     1997
                      (unaudited)
Warrants (note 7). . .  1,620,000           -        -        -
Escrow Shares (note 6)  2,125,000           -        -        -
Options. . . . . . . .    575,000     360,000  360,000  360,000


14.     Subsequent  event:

Subsequent to April 30, 2000, the Company has granted 20,000 incentive stock options to directors and employees to purchase common shares of the Company. These options are exercisable up to May 17, 2002 at a price of $1.87 per share.

EARTHRAMP.COM  COMMUNICATIONS  INC.
(formerly  Carta  Resources  Ltd.)     Schedule  1


Schedule  of  Deferred  Exploration  Costs

Six  months  ended  April  30,  2000  and  1999  (unaudited)  and
Years  ended  October  31,  1999,  1998  and  1997


                                     Manitoba     Yukon      Total
Balance, October 31, 1998 (note 9)  $  74,586   $      -   $ 74,586

Expenditures for the year:
Accommodation. . . . . . . . . . .          -      2,125      2,125
Assays and geochemical . . . . . .          -      1,998      1,998
Claim fees . . . . . . . . . . . .          -        685        685
Geological services. . . . . . . .          -      7,500      7,500
Professional fees. . . . . . . . .        800          -        800
Supplies . . . . . . . . . . . . .          -      1,530      1,530
Transportation . . . . . . . . . .          -      6,343      6,343
                                          800     20,181     20,981
                                       75,386     20,181     95,567
Mineral properties written-off . .    (75,386)         -    (75,386)
----------------------------------

Balance, October 31, 1999. . . . .          -     20,181     20,181

Expenditures for the period. . . .          -          -          -

Mineral properties written-off . .          -    (20,181)   (20,181)
----------------------------------

Balance,  April  30,  2000     $     -          $     -          $     -
--------------------------

                             QUOTES CANADA FINANCIAL
                                  NETWORK LTD.

                              FINANCIAL STATEMENTS

                                OCTOBER 31, 1999

                      QUOTES CANADA FINANCIAL NETWORK LTD.

                              Financial Statements
                        Two Months Ended October 31, 1999
                       Twelve Months Ended August 31, 1999


                                    CONTENTS

Auditor's  Report

Financial  Statements:
   Balance  Sheets
   Statements  of  Earnings
   Statements  of  Cash  Flows
   Notes  to  Financial  Statements

                               T. DELANE TERRILLON

                          CERTIFIED GENERAL ACCOUNTANT




                                AUDITOR'S REPORT

To  the  shareholders  of  Quotes  Canada  Financial  Network  Ltd.

I have audited the balance sheets of Quotes Canada Financial Network Ltd. at October 31, 1999 and August 31, 1999 and the statements of loss and deficit, and statements of cash flows for the 2 months ended October 31, 1999 and the 12 months ended August 31, 1999. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 1999 and August 31, 1999 and the results of its operations and the changes in its financial position for the 2 months ended October 31, 1999 and the year ended August 31, 1999 in accordance with Canadian generally accepted accounting principles.

     /s/ T.  Delane  Terrillon"

     CERTIFIED  GENERAL  ACCOUNTANT

North  Vancouver

May  4th,  2000


QUOTES  CANADA  FINANCIAL  NETWORK  LTD.
BALANCE  SHEET
As  at  October  31,  1999


ASSETS
CURRENT ASSETS. . . . . . .  OCTOBER 1999    AUGUST 1999

Cash. . . . . . . . . . . .  $       2,575   $      1,574
Accounts Receivable . . . .            252              -
GST Receivable. . . . . . .          6,336          2,543
Prepaid expenses. . . . . .          4,836          1,875
                             --------------  -------------
                                    13,999          5,992

CAPITAL ASSETS  (Note 3). .         64,308         15,859

OTHER ASSETS

Incorporation Costs . . . .            525            525
Research and Development. .         16,112          7,105
                             --------------  -------------
                             $      94,944   $     29,481
                             ==============  =============


LIABILITIES

CURRENT LIABILITIES

Account Payable . . . . . .  $         787   $        484
Accrued Liabilities . . . .          1,284            642
                             --------------  -------------
                                     2,071          1,126

OTHER LIABILITIES

Shareholder's loan (Note 4)         54,800         56,717
Note Payable (Note 5) . . .         81,936          6,000
                             --------------  -------------
                             $     138,807   $     63,843
                             ==============  =============


SHAREHOLDERS' EQUITY

Share Capital (Note 6). . .  $          50   $         50

Deficit . . . . . . . . . .        (43,913)       (34,412)
                             --------------  -------------
                                   (43,863)       (34,362)
                             --------------  -------------
                             $      94,944   $     29,481
                             ==============  =============


The accompanying notes are an integral part of these statements.


QUOTES  CANADA  FINANCIAL  NETWORK  LTD.
STATEMENT  OF  CASH  FLOWS
For  two  months  ended  October  31,  1999




                                                                   2 Months       12 Months
                                                                   OCTOBER 1999   AUGUST 1999
Cash from Operation:
  Net Loss. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     (9,501)  $(34,412)
  Add back Depreciation . . . . . . . . . . . . . . . . . . . . .         2,275      2,715
                                                                   -------------  ---------

Total Cash from Operation . . . . . . . . . . . . . . . . . . . .        (7,226)   (31,697)

Changes in non-cash working capital items:
  Accounts Receivable . . . . . . . . . . . . . . . . . . . . . .        (4,045)    (2,543)
  Prepaid Expenses. . . . . . . . . . . . . . . . . . . . . . . .        (2,961)    (1,875)
  Accounts Payable. . . . . . . . . . . . . . . . . . . . . . . .           945      1,126
                                                                   -------------  ---------

Net changes in Operation - (outflow). . . . . . . . . . . . . . .       (13,287)   (34,989)
                                                                   -------------  ---------

Financing Activities:
  Notes Payable . . . . . . . . . . . . . . . . . . . . . . . . .        75,937      6,000
  Shareholders' Loan. . . . . . . . . . . . . . . . . . . . . . .        (1,917)    56,717
  Share Capital Proceeds. . . . . . . . . . . . . . . . . . . . .             -         50
                                                                   -------------  ---------
                                                                         74,020     62,767

Investing Activities:
  Research and Development. . . . . . . . . . . . . . . . . . . .        (9,008)    (7,105)
  Purchase of capital assets. . . . . . . . . . . . . . . . . . .       (50,724)   (18,574)
  Incorporation Costs . . . . . . . . . . . . . . . . . . . . . .             -       (525)
                                                                   -------------  ---------
                                                                         14,288     36,563

Increase in cash during the year. . . . . . . . . . . . . . . . .  $      1,001   $  1,574
                                                                   -------------  ---------

Cash, beginning of year . . . . . . . . . . . . . . . . . . . . .         1,574          -
                                                                   -------------  ---------

Cash, end of period . . . . . . . . . . . . . . . . . . . . . . .  $      2,575   $  1,574
                                                                   =============  =========

The accompanying notes are an integral part of these statements.


QUOTES  CANADA  FINANCIAL  NETWORK  LTD.
STATEMENT  OF  LOSS  AND  DEFICIT
For  two  months  ended  October  31,  1999


                                                                  2 Months       12 Months
                                                                  OCTOBER 1999   AUGUST 1999
Sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $      4,182   $  8,201
                                                                  =============  =========

Expenses:
  Accounting and Legal . . . . . . . . . . . . . . . . . . . . .  $        975   $  4,791
  Advertising. . . . . . . . . . . . . . . . . . . . . . . . . .             -      2,811
  Bank Charges & Interest. . . . . . . . . . . . . . . . . . . .            20        215
  Commissions. . . . . . . . . . . . . . . . . . . . . . . . . .         1,783        198
  Communications . . . . . . . . . . . . . . . . . . . . . . . .             -      4,202
  Consulting Services. . . . . . . . . . . . . . . . . . . . . .         2,777          -
  Contract News Letter . . . . . . . . . . . . . . . . . . . . .             -        950
  Depreciation & Amortization. . . . . . . . . . . . . . . . . .         2,275      2,715
  Meals & Entertainment. . . . . . . . . . . . . . . . . . . . .             -        279
  Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . . .             -         15
  Office & General Expense . . . . . . . . . . . . . . . . . . .         3,588      4,117
  Stock Quotation Services . . . . . . . . . . . . . . . . . . .         2,265     21,859
  Travel . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -        461
                                                                  -------------  ---------

Total Expenses . . . . . . . . . . . . . . . . . . . . . . . . .  $     13,683   $ 42,613

Net Loss before taxes. . . . . . . . . . . . . . . . . . . . . .        (9,501)   (34,412)
Income Taxes . . . . . . . . . . . . . . . . . . . . . . . . . .             -          -
                                                                  -------------  ---------

Net Loss for the period. . . . . . . . . . . . . . . . . . . . .  $     (9,501)  $(34,412)

Deficit, Beginning of Period . . . . . . . . . . . . . . . . . .       (34,412)         -
                                                                  -------------  ---------

Deficit, End of Period . . . . . . . . . . . . . . . . . . . . .  $    (43,913)  $(34,412)
                                                                  =============  =========


The accompanying notes are an integral part of these statements.

QUOTES CANADA FINANCIAL NETWORK LTD.
Notes to Financial Statements
October 31, 1999

1.     Summary  of  Significant  Accounting  Policies:

     (a)     Amortization:
             Amortization of capital assets is provided using the following annual rates:

            Furniture  and  Fixtures     20%  declining  balance
            Computer  Hardware           30%  declining  balance
            Computer  Software          100%  declining  balance


2. These interim financial statements were prepared for the purpose of a signed agreement to sell all the issued shares of Quotes Canada Financial Network Ltd. to Carta Resources Ltd., for the sum of $240,000 due as follows:

1.     $50,000  payable  on  signing  the  agreement
2. $190,000 to be paid by the issuance of 1,000,000 shares of Carta at a deemed price of $0.19 per share, upon Vancouver Stock Exchange approval.


3.     Capital  Assets




                             October               August
                               1999                 1999
                           Cost   Amortization    Net       Net

Furniture and Fixtures  $       5,243  $  (258)  $ 4,407  $14,584
Computer Hardware. . .         62,023   (4,682)   46,800    1,274
Telephone System . . .          2,032      (51)    1,727
                        -------------  --------  -------  -------
                        $      69,298  $(4,990)  $64,308  $15,858


4.     Shareholder's  Loan:

     Advances from Shareholders are non-interest bearing with no specific terms of repayment.

5.     Note  Payable:

     Advances from Carta Resources Ltd. are non-interest bearing with no specific terms of repayment.

6.     Share  Capital:

     Authorized:
          1,000,000  common  shares,  no  par  value
                                                                     1999
                                                                     ----

     Issued  and  fully  paid:
          500,000  common  shares,  no  par  value                    $50

QUOTES CANADA FINANCIAL NETWORK LTD.
Notes to Financial Statements
October 31, 1999

7.     Lease  Obligations:

The company is committed to a building lease. The minimum lease payments are summarized below:

          Year  2000     $9064

8.     Incorporation:

Quotes Canada Financial Network Ltd. was incorporated October 14, 1998 under the laws of the Province of British Columbia.

9.     Year  2000  Compatible:

Quotes Canada Financial Network Ltd. has designed its software and network to be Y2K compliant and has taken the appropriate steps to ensure that the website will be operational as intended on and after January 1, 2000. Quotes Canada's management has endeavoured to confirm the Y2K readiness of its data vendors and partners. No major disruptions in service are anticipated, although it cannot be certain that affiliates, partners and suppliers have determined that their systems are 100% Y2K compliant.

10. Differences between United States and Canadian generally accepted accounting principles:

The financial statements are prepared in accordance with generally accepted accounting principles in Canada. Significant differences to accounting principles generally accepted in the United States ("U.S. GAAP") are as follows:

(a)     Income  taxes:

The  Company  would,  under  U.S.  GAAP,  be  subject  to Statement of Financial
Accounting Standard No. 109, "Accounting for Income Taxes". Adopting this Standard would have no material effect on net income of the Company for any of the years presented. The following additional disclosure would be provided:



Deferred tax assets:
Net operating losses . .  $ 19,800
Less valuation allowance   (19,800)

Net deferred tax assets.         -
Deferred tax liabilities         -

Deferred tax assets, net  $      -
------------------------  ---------

A valuation allowance equal to the net deferred tax asset balance has been recorded as the realization of such losses during the carryforward period at October 31, 1999, cannot be considered to be more likely than not.

(b)     Research  and  development  expenses:

Under Canadian GAAP, research and development expenses are deferred if they meet certain defined criteria. Under U.S. GAAP, research and development expenses are expensed as incurred. Consequently, under U.S. GAAP, deferred research and development expenses of $9,007 for the two months ended October 31, 1999 and $7,105 for the year ended August 31, 1999 would be expensed.

QUOTES CANADA FINANCIAL NETWORK LTD.
Notes to Financial Statements
October 31, 1999

10. Reconciliation to United States generally accepted accounting principles ("U.S. GAAP") (continued):

The effect of the differences between Canadian GAAP and U.S. GAAP (including practices described by the SEC) on the balance sheets, statements of operations and cash flows is summarized as follows:




                                                           October 31, 1999    August 31, 1999
                                                          ------------------  -----------------
Capitalized research and development under Canadian GAAP  $          16,112   $          7,105

Adjustments for research and development expenses. . . .            (16,112)            (7,105)

Capitalized research and development under U.S. GAAP . .  $               -   $              -
--------------------------------------------------------  ------------------  -----------------


                                                           October 31, 1999     August 31, 1999
--------------------------------------------------------  ------------------   -----------------

Deficit under Canadian GAAP. . . . . . . . . . . . . . .  $         (43,914)  $        (34,412)

Adjustment for research and development costs. . . . . .            (16,112)            (7,105)

Deficit under U.S. GAAP. . . . . . . . . . . . . . . . .  $         (60,026)  $        (41,517)
--------------------------------------------------------  ------------------  -----------------


                                                           October 31, 1999     August 31, 1999
--------------------------------------------------------  ------------------   -----------------

Shareholders' deficiency under Canadian GAAP . . . . . .  $         (43,864)  $        (34,362)

Adjustment for research and development costs. . . . . .            (16,112)            (7,105)

Shareholders' deficiency under U.S. GAAP . . . . . . . .  $         (59,976)  $        (41,467)
--------------------------------------------------------  ------------------  -----------------


                                                            Two months ended         Year ended
                                                            October 31, 1999    August 31, 1998
--------------------------------------------------------  ------------------   -----------------

Loss for the period under Canadian GAAP. . . . . . . . .  $         ( 9,501)  $        (34,412)

Adjustment for research and development costs. . . . . .             (9,007)            (7,105)

Loss for the period under U.S. GAAP. . . . . . . . . . .  $         (18,508)  $        (41,517)
--------------------------------------------------------  ------------------  -----------------
